Exhibit 99.66

Master Engineering, Procurement and Construction Agreement

New York Solar Projects:

This Master Engineering, Procurement and Construction Agreement (the “Agreement”) is made and dated as of September 15, 2023, between Abundant Solar Power (SB13W) LLC, a New York limited liability company (SB13W LLC or an “Owner”), Abundant Solar Power (SB13N) LLC, a New York limited liability company (SB13N LLC or an “Owner”), and Abundant Solar Power (SB14-4) LLC, a New York limited liability company (SB14-4 LLC or an “Owner”), (collectively, the “Owners”), and Abundant Solar Power Inc., a Delaware corporation (“Contractor”). Each of the Owners and Contractor may be referred to individually as a “Party”, and together they may be referred to as the “Parties”.

Recitals

A. Each of the Owners is a New York limited liability company which engages in the ownership and operation of solar energy assets.

B. Contractor is a Delaware corporation which engages in the development, engineering, procurement, construction, and operations of solar energy facilities.

C. Each of the Owners leases the property at the site located at [REDACTED: address] (the “Site”) from the owner of the Site (the “Host”); and

C. Owners desire to construct and operate three (3) 7.0MW direct current (DC) (5.0 MW alternating current (AC)) solar energy facilities (each a “Facility” and collectively, the “Facilities”) at the Site and Contractor is willing to perform design, engineering, procurement, construction, interconnection, testing, commissioning, and related work to bring each Facility to commercial operation (collectively, the “Project”), all pursuant to this Agreement.

D. Owners intend to finance the development of the Facilities through internal capital and/or bank financing.

NOW, THEREFORE, in consideration of the mutual covenants and obligations contained herein and for other good and valuable consideration, the Parties agree as follows.

ARTICLE 1 - DEFINITIONS

1.1 - Definitions.

Capitalized terms used herein shall have the meanings set forth in Schedule I.

ARTICLE 2 - REPRESENTATIONS

2.1 - Representations by Contractor.

Contractor represents that:

2.1.1 Organization and Qualification. Contractor is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Contractor has all necessary power and authority to carry on its business as presently conducted and to enter into and perform its obligations under this Agreement.

2.1.2 Authorization, approvals, no defaults. The execution, delivery and performance of this Agreement by Contractor (1) has been duly authorized by all requisite company action, (2) to the best of Contractor’s knowledge will not conflict with any provisions of applicable Law, and (3) will not conflict with any legal or contractual obligation to which it is a party or by which it or its property is affected.

2.1.3 Enforceability. This Agreement constitutes the legal, valid and binding obligation of Contractor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally.

2.1.4 Legal proceedings. There is no action, suit or proceeding, at law or in equity, or official investigation by or before any Governmental Authority, arbitral tribunal or any other body pending or, to the knowledge of Contractor, threatened, against or affecting Contractor or any of its properties, rights or assets, which could reasonably be expected to hinder, modify, delay or otherwise adversely affect Contractor’s ability to perform its obligations under this Agreement or on the validity or enforceability of this Agreement. Contractor has received no notice, nor to the best of Contractor’s knowledge is there pending or threatened any notice, of any violation of any applicable Laws that would materially and adversely affect its ability to perform hereunder.

2.1.5 Site Inspection. Contractor and Contractor’s agents and representatives have visited, inspected and are familiar with the Site, its physical condition, roads, access rights, utilities, topographical conditions and air quality conditions, except for unusual or unknown surface or subsurface conditions, or unusual or unknown soil conditions, and have performed all reasonable investigations necessary to determine that the Site is suitable for the construction and installation of the Facility, and are familiar with the local and other conditions which may be material to Contractor’s performance of its obligations under this Agreement (including, but not limited to transportation, seasons and climates, access, the handling and storage of materials and fuel and availability and quality of labor and materials). Contractor acknowledges receipt of the [REDACTED: Confidential and commercially sensitive information] and is familiar with the conditions of the Site set forth therein, as well as the closure plan requirements for the Site included therein. Contractor acknowledges receipt of all relevant plans, reports and other documents submitted by Owners (or Owners’ parent or affiliate) in accordance with the [REDACTED: Confidential and commercially sensitive information] regarding the conduct of activities required for the acceptable closure of the wastebeds located at the Site, including but not limited to [REDACTED: Confidential and commercially sensitive information].

2.1.6 Necessary Rights. Contractor owns or will obtain the legal right to use all patents, rights to patents, trademarks, copyrights and licenses necessary for the performance by Contractor of this Agreement and the transactions contemplated hereby, without any material conflict with the rights of others.

2.1.7 Approvals. Contractor has obtained and is in compliance with all Governmental Authorizations (other than Governmental Authorizations listed in Schedule VIII, which Contractor will obtain as indicated in that schedule) that Contractor is required to obtain hereunder and for the valid execution, delivery and performance by Contractor of this Agreement, and all such legal entitlements are in full force and effect.

2.1.8 Qualification. Contractor (including where applicable, through its relationships with Subcontractors and its Affiliates) has all the required skills, capacity and financial wherewithal necessary to perform or cause to be performed the Work in a timely and professional manner, utilizing sound design and engineering principles, project management procedures and supervisory procedures, all in accordance with prudent industry practices.

2.2 - Representations by Owners.

Each of the Owners represents that with respect to it individually:

2.2.1 Organization and qualification. Owner is a limited liability company duly organized, validly existing and in good standing under the laws of New York. It has all necessary power and authority to carry on its business as presently conducted, to own or hold its properties, and to enter into and perform its obligations under this Agreement.

2.2.2 Authorization, approvals, no defaults. The execution, delivery and performance of this Agreement by Owner (1) has been duly authorized by all requisite company action; (2) to the best of Owner’s knowledge will not conflict with any provisions of applicable Law, and (3) will not conflict with any legal or contractual obligation to which it is a party or by which it or its property is affected.

2.2.3 Enforceability. This Agreement constitutes the legal, valid and binding obligation of Owner in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally.

2.2.4 Legal proceedings. There is no action, suit or proceeding, at law or in equity, or official investigation by or before any governmental authority, arbitral tribunal or any other body pending or, to the knowledge of Owner threatened, against or affecting Owner or any of its properties, rights or assets, which could reasonably be expected to result in a material adverse effect on Owner’s ability to perform its obligations under this Agreement or on the validity or enforceability of this Agreement. Owner has received no notice, nor to the best of Owner’s knowledge is there pending or threatened any notice, of any violation of any applicable Laws that would materially and adversely affect its ability to perform hereunder.

ARTICLE 3 - THE WORK

3.1 Scope of Work. Contractor shall provide or perform the Work or cause the Work to be provided or performed, in accordance with the terms of this Agreement. Without limiting the foregoing, the Work shall include any and all work, services or other duties or obligations that are to be performed or carried out by or at the direction of Contractor pursuant to this Agreement for the engineering, procurement, installation, construction, interconnection, and commissioning of each of the Facilities, including without limitation the following scope of work and that which is included in Schedule VII (collectively, the “Scope of Work”), which includes conducting, performing, providing or procuring when and as necessary to permit progress of the Work to proceed in accordance with the Project Schedule:

3.1.1 all design and engineering activities and services necessary to conduct the Work and complete each Facility in accordance with this Agreement and Owner’s obligations under the relevant Facility Lease;

3.1.2 all design and engineering activities and services necessary to obtain all required Authorizations for the construction and operation of each Facility, including all Authorizations from the New York State Department of Environmental Conservation with respect to compliance with the [REDACTED: Confidential and commercially sensitive information], including but not limited to any Closure Plan, Operations and Maintenance Plan and Performance Verification Plan for the Site, and necessary for the interconnection of the Facilities to the bulk electrical system, including obtaining permission to operate or other approvals from the Utility;

3.1.3 all construction activities and services necessary to conduct the Work and complete each Facility, including interconnection to the bulk electric system, in accordance with this Agreement, Authorizations and applicable Laws (including Site preparation, excavation and grading and proper disposal of all excavated materials if and as required in connection with performance of the Work);

3.1.4 all materials, equipment and rentals necessary to conduct the Work and complete each Facility, including interconnection to the bulk electric system, in accordance with this Agreement, Authorizations and applicable Laws (including all necessary transport thereof);

3.1.5 all work forces necessary to conduct the Work and complete each Facility, including interconnection to the bulk electric system, in accordance with this Agreement, Authorizations and applicable Laws (including all skilled and unskilled labor, supervisory, quality assurance and support service personnel);

3.1.6 all documents required to direct Owners’ personnel in the proper start-up, operation and maintenance of each Facility, including, without limitation, the Equipment Instruction Manual and all as-built drawings and as-built wiring diagrams (in digital format capable of generating reproducible hard copies, stamped by an Engineer registered in the jurisdiction of the Facility);

3.1.7 all training of Operator adequate to allow Operator to assume responsibility for dispatch and control of each Facility;

3.1.8 all other activities, services and items, whether or not specifically described above, in Schedule VII or elsewhere in this Agreement, if such performance, provision or procurement is necessary for each Facility to be complete and operable; provided, that Contractor shall not be responsible for performing, providing or procuring those activities, services and items for which Owners bear express responsibility pursuant to Article 5;

3.1.9 all design, engineering, materials, equipment and work forces needed to perform the Acceptance Tests; and

3.1.10 all activity necessary to enable Contractor to achieve commercial operation of, and the Substantial Completion Date for, each Facility by not later than December 31, 2024.

3.2 Standard of Care. Contractor and its Subcontractors, employees and agents, shall perform the Work, including but not limited to design and engineering services, construction services, project management and supervision services hereunder, and will procure all materials and equipment hereunder, (a) in a professional, prudent, workmanlike manner, free from defects, errors and omissions, and with the same degree of skill and care that is utilized by firms and professionals in the same field under the same or similar circumstances, (b) with materials and equipment that are new and of appropriate quality; (c) strictly in accordance with the Scope of Work and Specifications; and (d) in compliance with all applicable Laws and Authorizations, Good Industry Practice and any private covenants affecting the Site (including [REDACTED: Confidential and commercially sensitive information] and any requirements thereunder) that are made known to Contractor by Owner.

ARTICLE 4 - CONTRACTOR’S RIGHTS AND RESPONSIBILITIES

4.1 - Engineering, Procurement and Construction of the Facility; Performance of the Work. Contractor, on behalf of the Owner, shall act as the general contractor for the Project and shall be solely responsible for performing the Work in accordance with: (a) the Specifications; (b) the Authorizations for the Facility; (c) the terms of this Agreement; (d) the Traffic Control Plan, the Safety Plan and the Security Plan; (e) Good Industry Practice and (f) all applicable Laws. Any design and engineering or other professional service to be performed pursuant to this Agreement shall be performed by licensed personnel to the extent required by Law. Contractor shall coordinate the activities of Engineer, PM/CM, the Prime Subcontractors, the Safety Director the QA/QC Director and other subcontractors, employees or agents performing any of the Work, and act as the interface between the Owners and such persons all in accordance with applicable Law and Good Industry Practice.

4.2 - Retention of Qualified Subcontractors and Suppliers. Contractor may subcontract any portion of the Work to one or more Subcontractors and Suppliers. Contractor shall provide written notice to Owner of all proposed Subcontractors and Suppliers prior to any such Subcontractor or Supplier performing the Work. Owners shall have the right to present to Contractor, within five (5) Business Days of receipt of such notice, any objections or concerns they have regarding such proposed Subcontractors and Suppliers, which objections and concerns shall be duly considered by Contractor; provided, however, that the final decision and responsibility as to whether to contract with any Subcontractor or Supplier shall reside with Owner, acting reasonably, and any unreasonable delays or additional costs caused by non-approval of a proposed subcontractor may be subject to a change to the Project Schedule and an EPC Price adjustment in accordance with the procedures set forth in Article 8 herein. All Subcontractors performing Work on the Site must be vetted, meet the minimum requirements set forth and have an acceptable rating in ISNetworld’s database or receive the appropriate waiver as determined by Owners in their sole discretion. Contractor shall be fully responsible for ensuring labor harmony during performance of the Work.

4.2.1 Project Engineer. Contractor shall retain an engineer for the Project (“Engineer”) or perform the duties of the Engineer. Engineer shall be retained under a subcontract and for purposes of this Agreement shall be considered a Subcontractor. The Engineer’s subcontract shall include, among other terms and conditions: (a) the requirement that Engineer dedicate a competent, and as required by law, licensed team of professionals to perform the services required under Engineer’s subcontract and keep that team available to the Project for the duration of Engineer’s subcontract (which shall not end prior to the Substantial Completion Date); and (b) commercially reasonable levels of professional liability insurance protecting against errors and omissions of Engineer and Engineer’s employees and agents. Engineer shall have the primary design responsibilities with respect to the Project. Engineer’s role and responsibilities shall be more particularly set forth in Engineer’s subcontract, but at a minimum, will include the performance of all engineering and other design professional services necessary for the preparation of the required drawings, specifications and other design submittals to permit construction of the Work in accordance with the Authorizations and applicable Laws (such drawings, specifications and design submittals collectively, the “Specifications”). If Contractor undertakes to perform the duties of the Engineer, Contractor shall have the same obligations defined for inclusion in the Engineer’s subcontract. Contractor shall provide Owners with a copy of Engineer’s subcontract, and hard copies and electronic copies of all Specifications and other information (except financial, accounting and payroll records) furnished to Contractor by the Engineer or Engineer’s employees and agents.

4.2.2 Project Manager/Construction Manager. Contractor shall retain the project manager/construction manager for the Project (“PM/CM”) or perform the duties of the PM/CM. At a minimum, the PM/CM shall be obligated to: (a) create and update the Project Schedule, subject to Owners’ approval; (b) monitor and oversee the performance of all Subcontractors and Suppliers to keep the Project moving towards completion in accordance with the Project Schedule; (c) review and recommend whether to pay all invoices submitted by Suppliers and Subcontractors and review the Work related thereto, to confirm that the Work for which payment is requested has been performed; (d) inspect the Work as completed to confirm that it was constructed in accordance with the Specifications and performed to the required standard of care; (e) comply with the Safety Plan; and (f) inform Contractor and the Owners regarding the progress and quality of the Work, as necessary to enable them to perform their respective functions under this Agreement. PM/CM shall have the role and responsibilities with respect to the project management of the Project and if retained by subcontract, the PM/CM shall be considered a Subcontractor for purposes of this Agreement. The Owners may opt to assign a third party Project Controls Officer (PCO) to act as an Owners’ representative and whose role will include but not be limited to: routine site visits, review of project deliverables/schedule, participating in construction update calls, verifying achievement of project milestones, reviewing all invoices and proposed Addenda and Change Orders, reporting to Owners, and all other services as may be required by Owners to act as Owners’ representative with respect to the Project.

4.2.3 Major Equipment Suppliers. Contractor, with the assistance of PM/CM, will select the persons to supply the major equipment systems for the Project. (collectively, the “Major Equipment Suppliers”). Contractor and PM/CM, after consultation with and approval by Owner, will select the Major Equipment Suppliers through a process that evaluates, among other things, the cost, performance specifications, environmental impact, performance history, and demonstrated performance of their installed equipment. Contractor will negotiate commercially reasonable forms of contracts with the Major Equipment Suppliers, which forms shall include commercially reasonable terms and conditions, including warranties, performance guarantees and liquidated damages.

4.2.4 Prime Subcontractors. Contractor shall retain the major construction subcontractors (“Prime Subcontractors”) for the Project. Contractor, with the assistance of PM/CM, and subject to the review and approval of Owner, will select the Prime Subcontractors by an evaluation process that evaluates potential candidates based upon relevant criteria, including experience, reputation, and demonstrated success in relevant construction projects. Each Prime Subcontractor contract (“Prime Subcontractor Contract”) shall also give Contractor the right to inspect and review that Prime Subcontractor’s audited financial statements, payroll records and other relevant information related to its invoices to Contractor. All Subcontractors performing Work on the Site must be vetted, meet the minimum requirements set forth and have an acceptable rating in ISNetworld’s database, provided that the Owners may, in their sole discretion, waive the requirement that a certain Subcontractor have an acceptable rating in ISNetworld’s database.

4.2.5 Quality Control/Quality Assurance. Contractor shall retain a qualified person or firm to be responsible for quality control and quality assurance of the completed Work (the “QA/QC Director”), subject to the review and approval of Owner, not to be unreasonably withheld. Owners may assign personnel to perform as QA/QC Director for project purposes, but if retained by Contractor by subcontract, the QA/QC Director shall be considered a Subcontractor for purposes of this Agreement. The QA/QC Director shall be responsible, among other things, for developing procedures for testing materials, the oversight of materials testing, inspecting field assembled equipment (such as quality control of welding procedures and welding testing), verifying QA/QC of materials used in the manufacture of major equipment and verifying that all equipment and materials delivered to the Site meet the specifications of Engineer.

4.2.6 Safety Director. Contractor shall retain a qualified person or firm to serve as the safety director for the Project (the “Safety Director”), subject to the review and approval of Owners, not to be unreasonably withheld. If required by either Owners’ or Contractor’s insurance provider, such Safety Director shall have the qualifications and authority necessary to support the issuance of the required insurance for the Project. The Safety Director shall be responsible to observe and enforce safe practices at the Site and related support facilities. If retained by subcontract, the Safety Director shall be considered a Subcontractor for purposes of this Agreement.

4.3 Sales & Use Tax. Contractor shall pay, for the Owners’ account, all applicable sales, services, consumer, use, gross receipts, and other similar taxes, special assessments and other fees related to the Work (including any such taxes imposed on the services, materials or equipment supplied by Subcontractors and Suppliers). Within thirty (30) days following execution of this Agreement, Contractor shall provide Owners with the amount of sales and uses taxes Contractor anticipates it and all Subcontractors will incur in connection with the Work (the “Anticipated Sales Tax Amount”). In the event that Owners, or Contractor on Owners’ behalf, apply to the IDA for financial assistance in the form of an exemption from sales and use taxes (the “IDA Exemption”) associated with construction of the Facilities, and the IDA grants such financial assistance, Contractor shall use, and cause all Subcontractors to use, the IDA Exemption in the performance of the Work. Contractor shall provide, and cause applicable Subcontractors to provide, certain information and documentation related to the Work that is necessary for applying for, securing, using, maintaining or reporting on the IDA Exemption. Owners shall receive a credit against the EPC Price in an amount equal to the portion of the Anticipated Sales Tax Amount saved through use of the IDA Exemption (the “Sales Tax Savings”). Contractor shall report to Owners the amount of Sales Tax Savings, and apply the credit against the EPC Price for Sales Tax Savings realized, pursuant to Section 9.1.1.1 and 9.2 hereof.

4.4 Investigation of the Site.

4.4.1 Owners shall provide Contractor with sufficient space at the Site necessary for the performance of the Work, including the storage and operation of equipment and materials. Owners shall also provide Contractor, and all Subcontractors and other persons retained by Contractor for the Project, with the right to access the Site for purposes of performing the Work, during regular business hours or such other reasonable hours as may be requested by Contractor and acceptable to Owners. Contractor acknowledges that it has reviewed the applicable easements and has made reasonable efforts to investigate the physical conditions affecting the Site, consistent with the access that has been to Contractor and its agents.

4.4.2 Contractor acknowledges receipt of the [REDACTED: Confidential and commercially sensitive information] and is familiar with the conditions of the Site set forth therein, as well as the waste and stormwater management and closure plan requirements for the Site included therein. Contractor acknowledges receipt of all relevant plans, reports and other documents submitted by Owners (or Owners’ parent or affiliate) in accordance with [REDACTED: Confidential and commercially sensitive information].

4.4.2 Contractor shall further ascertain the nature of the Site consistent with the access that Owners have granted to Contractor and its agents and the general and local conditions that may affect the Site and the cost of making the Site fit for the construction of the Facilities, provided however, that Contractor makes no representation or warranty as to (a) any environmental matters that may exist, including without limitation, any surface or subsurface contamination at the Site, except such surface or subsurface contamination found in soil boring testing and subsurface water testing previously conducted by or on behalf of Contractor; (b) any subsurface conditions of the Site; (c) any matters not disclosed in Owner-provided drawings or other information provided to Contractor by Owners on which Contractor has reasonably relied; or (d) any conditions at any off-Site areas.

4.4.3 Except for environmental conditions and subsurface or other conditions that could not have reasonably been discovered by a reasonable inspection of the Site within the scope of access afforded Contractor by Owners or were not disclosed to Contractor by Owners, Contractor is responsible for accommodating all Site conditions in the Specifications for and construction of the Facilities, regardless of when the Site condition is discovered, but shall not be responsible for (a) subsurface or other conditions that could not be discovered by a reasonable inspection of the Site, consistent with the limitations on access provided by Owners, or were not disclosed in information provided by Owners; (b) any conditions of the off-Site Lay Down Areas, the Soil Disposal Area, if any, the Easement Areas or other staging areas for the Work provided by Owners, except to the extent that such conditions were disclosed by the drawings and other information provided by Owners to Contractor. Notwithstanding a failure by Contractor to perform its Site investigation due diligence consistent with the access Owners have granted and information provided by Owners under this Section 4.4, Contractor (except as expressly provided otherwise in Section 7.2 of this Agreement) shall be responsible for successfully constructing the Facilities in accordance with the Specifications, the Authorizations and applicable Law without adjustment of the EPC Price.

4.5 - Hazardous Substances; Erosion.

4.5.1 Contractor shall be responsible for assuring that all Hazardous Substances transported to or from, moved, or used or stored upon, the Site in connection with Contractor’s performance of its obligations under this Agreement are transported, moved, used or stored in accordance with applicable Law. Contractor shall further assure that all Hazardous Substances are disposed of in accordance with applicable Law. Contractor will ensure that all Hazardous Substances are brought only to Owner-approved disposal facilities. Any costs of clean up, transportation, treatment, storage or disposal of Hazardous Substances, other than those Hazardous Substances identified in the soil boring testing and subsurface water testing previously conducted by or on behalf of Contractor or disclosed to Contractor by Owners, that were on or under the Site prior to the commencement of the Work shall be the sole responsibility and expense of Owners.

4.5.2 Contractor shall be responsible for assuring that all waste generated in the performance of its obligations under this Agreement and all waste transported to or from, moved or used or stored upon the Site by Contractor or any other person for whom Contractor is responsible, within the scope of Contractor’s performance of this Agreement, is handled in accordance with applicable Law. Contractor shall cause the affected Subcontractors to manage and dispose of the waste in compliance with applicable Law and Good Industry Practice.

4.5.3 Contractor acknowledges that the Site is subject to [REDACTED: Confidential and commercially sensitive information]. Contractor shall not undertake any excavation or ground intrusive work on the Site without prior authorization from the Owner. Contractor shall be responsible for assuring that each Facility is constructed in a manner that is compliant with the [REDACTED: Confidential and commercially sensitive information] and all Closure Plans, Operation and Maintenance Plans, Performance Verification Plans and other plans or requirements under the [REDACTED: Confidential and commercially sensitive information] or under applicable Law. If Contractor undertakes any excavation or ground intrusive work at the Site without prior authorization from the Owners, or takes any action, or fails to take an action, which otherwise results in a violation of the [REDACTED: Confidential and commercially sensitive information], or any plans thereunder, Owners shall have the right, after notifying Contractor and providing it an opportunity to cure of not less than seven (7) Business Days, to correct such violation. All expenses incurred by the Owners in the course of such correction shall be credited or offset against payments owed to Contractor pursuant to this Agreement. To the extent no payments are owed to Contractor, Contractor shall be responsible for directly reimbursing Owners for all such costs incurred by Owners.

4.5.4 Contractor shall be responsible to see that all sedimentation, erosion control, and siltation within or adjacent to the Site caused by Subcontractors is conducted in accordance with applicable Law and Authorizations. In the event Contractor fails to prevent such sedimentation, erosion or siltation from occurring in violation of applicable Law or Authorizations, Owners shall have the right, after notifying Contractor and providing it an opportunity to cure of not less than seven (7) Business Days, to correct such pollution or siltation. All expenses incurred by the Owners in the course of such correction shall be credited against payments owed to Contractor pursuant to this Agreement. To the extent no payments are owed to Contractor, Contractor shall be responsible for directly reimbursing Owners for all such costs incurred by Owners.

4.6 Compliance with Laws. In carrying out its duties hereunder, Contractor shall comply with all Authorizations and applicable Laws, including without limitation, all Laws relating to health, safety or the protection of the environment. Owners shall have no responsibility for any costs of environmental compliance or remediation to the extent caused by the negligent acts and omissions or intentional or willful misconduct of Contractor or any of Contractor’s employees or agents, including, without limitation, all Subcontractors and Suppliers.

4.7 Traffic Control Plan. Contractor shall work together with Owners, or Owners’ PCO or other representative, to develop a comprehensive traffic control plan for the Project (“Traffic Control Plan”), to assure all persons supplying the Work prompt and safe access for deliveries to the Site, while minimizing disruption to the surrounding area its regular activities or scheduled events. Without limitation, the Traffic Control Plan shall provide, as required by the surrounding areas and its activities: (a) for off-site parking for construction personnel and transport of such personnel to the Site; (b) a general prohibition on deliveries from Major Equipment Suppliers to the Site during the hours of 9 pm to 4 am; (c) that Contractor shall use its reasonable efforts to arrange for deliveries from Major Equipment Suppliers during Business Days between 7 am to 5 pm; and (d) that it shall be consistent with any traffic control requirements set forth in any applicable Authorization or applicable Law. Owners shall use good faith efforts to assist Contractor in the development of this plan and to assist in gaining for Contractor access to roads and other transportation facilities necessary for timely and cost-effective completion of the Project. When available, the draft traffic control plan shall be presented to Owners for review and approval no later than 14 days prior to mobilization of any deliveries for the Site. Contractor acknowledges that it has studied the Site, railroads, surrounding streets and highways and Contractor can transport all equipment to the Site and all costs associated with the transportation, unloading and handling of the equipment are included in the EPC Price, provided that access to the Site is available to Contractor and the Subcontractors at all reasonable times and in accordance with the Traffic Control Plan.

4.8 Safety Plan. Contractor, in conjunction with PM/CM, Safety Director and the Prime Subcontractors for the Project shall develop a comprehensive safety plan to establish and maintain appropriate safety rules and procedures in connection with the performance of this Agreement (the “Safety Plan”). The Safety Plan shall comply with the Honeywell’s Corporate safety requirements, all Authorizations and all applicable Laws, including OSHA construction safety requirements. Such Safety Plan shall require, among other things that Contractor and Owners satisfy any safety requirements of the insurers for the Project. The Safety Plan shall be reviewed and approved by Owners’ Syracuse-based Operation & Safety Management team officers prior to mobilization. No Work may proceed without formal approval of the Safety Plan. The Safety Plan shall include phase-hazard analyses (PHAs) and the Contractor shall maintain a record that all workers acknowledge and review the Safety Plan and applicable PHA prior to proceeding with Work activities. The Contractor shall ensure that all field workers have adequate safety training and attend safety orientation provided by the Owners.

4.9 Security Plan. Contractor shall establish appropriate security measures to maintain the security of the Site and protect the Work in progress (the “Security Plan”). The Security Plan shall comply with all requirements of the insurers for the Project and shall address the reasonable concerns of the Owner, which include preventing interference with Owners’ access to such areas of the Site as are needed for Owners’ ongoing site operations.

4.10 Construction and Storage Confined to Permitted Areas. Contractor and the Subcontractors and Suppliers shall confine construction activities and storage to the Site, to the Lay Down Areas provided by Owners as more particularly depicted on the diagram attached hereto as Schedule V (the “Lay Down Areas”), to the area designated by Owners for soil disposal (the “Soil Disposal Area”), to temporary and permanent easements that are reasonably necessary for the construction, operation, maintenance and repair of the Project and support facilities for the Project, that have been provided or are in the future provided by Owners (the “Easement Areas”) and to other areas that may hereafter be provided by Owners or other persons for such purposes.

4.11 Construction Office; Records. Contractor shall maintain a temporary construction office at the Site during the course of construction of the Facility. Contractor shall maintain at such office a copy of the Specifications, including all construction-related drawings that are developed during the course of the Project, as well as all Authorizations. Contractor agrees to provide space for the Safety Director in the temporary construction office. Contractor agrees to remove the temporary construction office from the Site no later than six months after the Substantial Completion Date and once removed, to restore the area to pre-existing conditions. Contractor shall further maintain an electronic data room (i.e., Dropbox account), which during the Term of this Agreement and the 24 months following the Substantial Completion Date shall serve as a repository for all documents relating to the Project. Contractor shall provide Owners full access to such records during regular business hours in accordance with the procedures set forth in Section 5.4.2.

4.12 No Liens. Contractor shall be responsible to see that all equipment and materials incorporated into the Work that are purchased by Contractor or by any Subcontractor to the Project shall not be subject to any chattel mortgage, conditional sales contract, or security agreement under which an interest or lien is retained; provided, however, that such equipment and materials may be subject to the security interest of the vendor, to secure the payment of the purchase price of the affected equipment and materials, so long as such security interest is terminable upon payment in full and Contractor causes good title to such equipment and materials, free and clear of such security interest to be conveyed to Owners on or before the date of Final Payment. Contractor shall, as a condition precedent to payment, provide lien waivers to Owners before Final Payment is required to be made by Owner.

4.13 Compliance with Authorization Requirements. Contractor will familiarize itself with and comply with any applicable requirements of all Authorizations for the Facility, including without limitation, requirements pertaining to the [REDACTED: Confidential and commercially sensitive information], environmental protection, noise abatement, erosion, traffic control, and parking.

4.14 Patents. Contractor shall, at its sole expense, pay or use reasonable efforts to ensure that its Subcontractors and Suppliers pay all royalties, license fees or other costs incident to their use in the performance of the Work of any invention, design, process, product, or device that is the subject of patent rights or copyrights held by others.

4.15 Inspections; Defective Work. Contractor shall communicate regularly with PM/CM regarding PM/CM’s inspection of completed portions of the Work for conformity with the Specifications and for absence of defects. Contractor shall accompany PM/CM on such inspections, and shall notify Owners’ PCO or other representative so that such representative may also attend such inspections, as necessary under the circumstances. In the event that PM/CM notifies Contractor of defective work that: (a) has the potential to have a material impact on the Cost of the Work or the Project Schedule; or (b) indicates a systemic problem (i.e., a persistent, widespread and/or material problem for the Project) with any piece of equipment, any portion of the Work, or the performance of any Major Equipment Supplier or Subcontractor, Contractor shall within three (3) Business Days notify and provide relevant information to the Owner. Such information shall include the nature and extent of the problem, the cost and delay associated with the defective Work (if known), and the steps that Contractor and PM/CM are taking to remedy the defective performance, including any remedies that they are pursuing under the applicable subcontract.

4.16 Contractor Responsibility to Owners. Contractor covenants that in carrying out its duties on behalf of Owners under this Agreement, Contractor will at all times proceed in accordance with Good Industry Practice and will protect the interests of Owners in any dealings with Contractor’s affiliates.

4.17 Facility Start Up and Acceptance Testing. Contractor shall be responsible for coordinating all tasks and responsibilities associated with Acceptance Testing and Facility Start Up, as well as all verification testing required under the Utility’s interconnection process, as governed by the Standardized Interconnection Requirements.

4.17.1 Testing Methodology. The testing methodology for Acceptance Testing is set forth in Article 11 and in Schedule III.

4.17.2 Acceptance Standards; Consequences of Under-Performance. The Acceptance Tests for the Work and the consequences for the Work falling short of the Acceptance Test Capacity Guarantee standards are set forth in Article 11 and Schedule III.

4.18 Authorizations. In addition to its obligations under Section 5.5.2, Contractor shall be required to obtain all other Authorizations that are not issued by Governmental Authorities and are required for the performance of the Work.

4.19 Confidentiality. Contractor shall make available to Owners any record produced or collected under this Agreement. Owners agree to treat as confidential materials that Contractor reasonably identified, and clearly designated, as confidential. Owners agree that if it shall receive an order (in whatever form) compelling it by Law to disclose any such confidential record produced or collected under this Agreement, it shall (to the extent permitted by Law) afford Contractor, and any Subcontractors who were the source of the requested record, notice of such request to afford Contractor or such Subcontractor an opportunity to contest the order.

4.20 Insurance. Contractor shall obtain and maintain insurance as set forth in Schedule II.

4.21 Incentives.

4.21.1	Any or all of the Facilities may be eligible to receive federal, state or local financial incentives, including but not limited to grants rebates, refunds, credits, and exemptions, through renewable energy programs or other incentive programs, including but not limited to programs set forth in the Inflation Reduction Act of 2022 and the Internal Revenue Code and the NY-SUN Incentive Program administered by New York State Energy and Research Development Authority (NYSERDA) and local incentives administered by industrial development agencies (collectively, the “Incentives”).

4.21.2	Contractor shall perform the Work so that the Facility meets or exceeds all requirements that may be imposed on Owners in connection with such Incentives, and if necessary, shall develop and submit any information required by NYSERDA, the Internal Revenue Service, the United States Treasury Department, the United States Department of Energy, the Environmental Protection Agency or any other Governmental Authority or body administering such Incentives on Owners’ behalf, and/or cooperate with Owners in providing such information. .

4.21.3	To the extent that any or all of the Facilities are awarded a grant or incentive by NYSERDA under its NY-Sun Incentive Program, Contractor agrees to (i) serve as the approved contractor under that program for one or more of the Facilities, (ii) to enter into any required agreements with NYSERDA as an approved contractor under the NY-Sun Incentive Program, and (iii) to fulfill all obligations of an approved contractor under the NYSERDA NY-SUN incentive agreements (including all Standard Terms and Conditions for all NYSERDA Agreements) and the NY-Sun Program Manual, including meeting all required in-service dates for the Facilities and meeting all capacity requirements thereunder. Contractor also agrees to take all actions necessary to assign all payments of any NY-Sun incentives for any Facility to the respective Owner of such Facility. Contractor agrees that the cost of complying with the NYSERDA NY-Sun incentive agreements and the NY-Sun program Manual has been included in the EPC Price and shall not be the basis for an Addendum or Change Order under this Agreement.

4.21.4	Contractor shall ensure that the hiring and payment of all laborers, workmen and mechanics performing any the Work, whether employed by Contractor or by a Subcontractor, is done in accordance with any requirements associated with any such Incentives, including but not limited to: (i) ensuring that any laborers, workmen or mechanics employed by Contractor or any Subcontractor for the Work are paid prevailing wages, as determined by the relevant Governmental Authority(ies); (ii) ensuring that certain labor hours are performed by qualified apprentices; and (iii) ensuring that all local labor and local/domestic content (including “Buy American”) requirements are met. Contractor agrees that the cost of complying with any such prevailing wage, apprenticeship, local labor, local/domestic content or other requirement imposed with respect to the Facilities as a result of the Incentives has been included in the EPC Price and shall not be the basis for an Addendum or Change Order under this Agreement. Contractor shall be fully responsible for maintaining, for at least seven (7) years, all records and documentation necessary, and shall cooperate with Owners to the extent necessary, to demonstrate compliance with such requirements.

4.22 Interconnection and Regulatory Requirements. Contractor shall be fully responsible for ensuring that each Facility complies with the process and requirements set forth in the Standardized Interconnection Requirements, and ensuring that each Facility is successfully interconnected to the bulk electric system and receives permission to operate from the Facility. Contractor shall be fully responsible for ensuring that each Facility qualifies for, and meets all requirements under, the Community Distributed Energy program established by the relevant orders adopted by the New York State Public Service Commission in Case 15-E-0082 and any related cases, and as implemented by relevant tariff provisions adopted by the Utility (collectively, the “CDG Program Requirements”). This shall include, but not be limited to, submission on the Owners’ behalf of any application, initial allocation request form or other materials required of a “CDG Host,” as that term is defined in the CDG Program Requirements, by or before the Facilities are put into service and commence net metered service under the CDG Program.

ARTICLE 5 - OWNERS’ RIGHTS AND RESPONSIBILITIES

5.1 Transfer of Control Responsibility to Owners. On the Substantial Completion Date, Owners shall, or through an Operator in accordance with the terms of a separate Operating and Maintenance Agreement shall, assume sole responsibility for the dispatch and control of the Facilities, except that Contractor shall have the right and obligation to (a) provide technical, operational and general supervisory guidance, (b) complete any remaining Punch List items on a schedule that is mutually agreeable to the Parties; (c) to the extent that any or all of the Facilities are awarded an Incentive, to continue to serve as the approved contractor and fulfill all obligations of such approved contractor, under the NYSERDA NY-SUN incentive contract and fulfill any other obligations in connection with the Incentives; and (d) otherwise perform its remaining obligations under this Agreement.

5.2 Owner’s Responsibilities During the Project. With respect to its respective Facility, or the Work performed for its respective Facility, each Owner shall:

5.2.1 make payment of the Cost of the Work in accordance with Article 9;

5.2.2 require employees and agents to abide by all rules applicable to the Site and the Facility, including, but not limited to rules pertaining to safety, security procedures or requirements, and designated entrances;

5.2.3 use commercially reasonable efforts to cooperate with Contractor and provide any other assistance reasonably necessary to enable Contractor to perform the Work as required hereunder;

5.2.4 use commercially reasonable efforts to promptly respond, including making appropriate representatives available with decision-making authority, to any reasonable requests by any of the Parties to this Agreement for meetings, for review and comments regarding relevant documents provided to them for review and comment;

5.2.5 at all times, use commercially reasonable efforts to proceed in a manner that supports the Project Schedule;

5.2.6 use commercially reasonable efforts to promptly take all actions reasonably requested by Contractor to assist Contractor in obtaining any Authorizations for the Facility; and

5.2.7 not unreasonably withhold its support from other actions reasonably requested by Contractor to promote the timely completion of the Facility or to promote the completion of the Facility within the EPC Price.

5.3 Denial of Authorizations. Subject to the specific rights and obligations of the Parties set forth in Section 7.2, Section 8.5 and Article 14, if Contractor or any Owner is denied a required Authorization, or any such Authorization is obtained but contains restrictions, qualifications or conditions that would have a material adverse impact on the benefits or obligations of the Parties under this Agreement, and such denial or issuance of the unduly restrictive Authorization by the Governmental Authority is not the result of Contractor’s action, failure to act or error or omission, the Parties agree to use commercially reasonable efforts, within 30 days of the denial of the required Authorization or issuance of the unduly restrictive Authorization, to reform this Agreement or to take other mutually agreeable actions (including, for example and without limitation, one Party indemnifying or making whole the other Party), that provide each Party with economic or other benefits that are substantially equivalent to those set forth in this Agreement. If the Parties are unable to so reform this Agreement or agree upon other mutually acceptable arrangements, Section 13.5 shall apply.

5.4 Owner’s Additional Rights and Responsibilities. In addition to its responsibilities as Owner under Section 5.2 of this Agreement, Owner shall have the following responsibilities with respect to the Project:

5.4.1 Financing. Owner will take all actions necessary to obtain the financing it needs to enable it to satisfy its payment obligations under this Agreement.

5.4.2 Inspection of Contractor’s Records.

(a) Contractor will retain and preserve all records and materials, including invoice records, pertaining to the Work performed under this Agreement for a period of seven (7) years after expiration or termination of this Agreement or for the period prescribed by applicable Law, whichever period is longer. Thereafter, Contractor will not destroy or dispose of or allow the destruction or disposition of such records and materials without first offering, in writing, to deliver such records and materials or copies thereof to Owners at Owners’ expense. If Owners fail to request such records and materials within 90 days after receipt of the written offer, Contractor may destroy or dispose of such records and materials.

(b) Audit. For a period of seven (7) years after termination or expiration of this Agreement or for the period prescribed by applicable Law, whichever period is longer, Owners will have the right to ensure compliance with the terms of this Agreement by conducting an audit of all of Contractor’s records and documents pertaining to the Facilities and the Work under this Agreement. If any invoice submitted by Contractor during such audit is found to be in error, an appropriate adjustment will be made to the invoice or the next succeeding invoice following discovery of the error and the resulting payment or credit will be issued promptly. Contractor will promptly correct any deficiencies discovered as a result of the audit.

5.4.3 Owners’ Right to Inspect Work. Owners and their agents and employees, as well as Owners’ PCO, shall, upon reasonable prior notice to Contractor and subject to adherence to the safety procedures and other procedures and requirements applicable to the Site (including without limitation, and such procedures and requirements established in connection with any insurance coverage obtained in connection with the Project), have access to inspect all Work; provided, however, that any inspection of the Work shall be conducted at a reasonable time and in a manner that does not delay or increase the Cost of the Work by disrupting the Work. Contractor shall have the right to condition such inspection upon the persons conducting the inspection observing procedures to preserve the safety and security of the Site and to comply with any applicable requirements of Project insurers. Notwithstanding any review or inspection by a Governmental Authority of the Work, Contractor shall not be relieved of its responsibility for the design, construction and performance of the Project as expressly set forth in this Agreement solely by virtue of such Governmental Authority inspection or review.

5.5 Contractor’s Rights and Responsibilities.

5.5.1 Financing. Contractor will take all actions necessary to obtain the financing it needs to enable it to satisfy its payment obligations under this Agreement.

5.5.2 Government Authorizations. Contractor, on behalf of Owners, shall apply for and obtain all necessary Authorizations for the construction, testing and operation of the Facilities that are identified by Government Authorities with jurisdiction over the Facilities as being required for such activities, based upon the Specifications for the Facilities. Owner will use commercially reasonable efforts to cooperate with Contractor to obtain any Authorizations related to compliance with the [REDACTED: Confidential and commercially sensitive information] applicable to the Site; however, Contractor retains sole responsibility for obtaining all such Authorizations.

ARTICLE 6 - OWNERSHIP OF ASSETS

6.1 Ownership of the Facility; Risk of Loss. Ownership of each Facility, and of each item of material, equipment, machinery, supplies and other items incorporated therein, shall pass from Contractor to the Facility’s respective Owner in accordance with the percentage Ownership interest obtained with each payment pursuant to Article 9, except as provided below. Except for Owner-Supplied Equipment, Contractor will bear the risk of loss or damage to the materials and equipment used in the Work while in transit to the Site. After it arrives at the Site, Contractor shall bear risk of loss for all such materials and equipment in the Work (including Owner-Supplied Equipment) until Final Completion (or earlier termination of this Contract).

ARTICLE 7 - COST OF THE WORK; PROJECT FINANCING

7.1 EPC Price. As full consideration to Contractor for full and complete performance of the Work, Owners agree to pay Contractor a fixed, lump sum and not-to-exceed price in accordance with Schedule VI (“EPC Price”), which is inclusive of all permitting fees and costs, design fees and costs, construction costs, interconnection and other utility related costs, Taxes, and the cost of all Authorizations. Owners’ responsibility for the EPC Price shall be adjusted only pursuant to Sections 7.2 and 7.3 of this Agreement relating to the EPC Price.

7.2 Exclusions from the EPC Price. The following items (the “Excluded EPC Costs”) are not covered by the EPC Price and such costs shall be payable by Owners in excess of the EPC Price, except as expressly provided otherwise below: (a) any incremental Cost of the Work resulting from Uninsured Force Majeure, which, at Owners’ election, may be shared equally with Contractor, in which case, termination for a Force Majeure event because of the shared costs shall not be permitted; (b) any increase or decrease in the Cost of the Work resulting from the imposition of additional requirements or reallocation of the interconnection costs by the Utility, which shall be handled in accordance with Section 14.1; or (c) any increase or decrease in the Cost of the Work resulting from any Addendum or Change Order made pursuant to Section 8.4, 8.5, or 8.6, which shall be allocated as set forth in such Sections, but excluding increases to the Cost of the Work resulting from Addenda or Change Orders necessary to remedy errors and omissions by Contractor or its Subcontractors as set forth in Section 8.5 and 8.7.

7.3 Cost Savings. Reserved.

ARTICLE 8 - ADDENDA AND CHANGE ORDERS

8.1 General. “Addenda” are changes to the Work before construction begins. “Change Orders” are changes to the Work after construction begins. Addenda and Change Orders shall be handled as follows:

8.1.1 Any Party may request an Addendum or Change Order in writing.

8.1.2 Approval or rejection of Addenda and Change Orders that increase or decrease the Cost of the Work or change in schedule that could have the effect of delaying Mechanical Completion must be approved by Owners and Contractor prior to execution of such Addenda or Change Order.

8.1.3 Addenda and Change Orders that increase or decrease the Cost of the Work shall be approved or rejected in accordance with the procedures set forth in Sections 8.2 and 8.3 and in accordance with the time periods provided for in Section 16.2.

8.2 Process. Any of the Parties may request in writing an Addendum or a Change Order consisting of additions to, deletions from, or other revisions to the Work, provided that such changes are within the general scope of the Work. All requests for Addenda or Change Orders by Owners shall be first submitted to Contractor, with copies to PM/CM and Engineer (as appropriate). Once proposed, Contractor shall prepare a draft Addendum or Change Order specifying the (a) proposed changes, if any, in the Scope of Work, (b) the proposed changes, if any, in the Cost of the Work, and (c) the effect, if any, of the changes on the Project Schedule (all such changes collectively referred to as the “Proposed Changes”). Contractor shall provide a copy of the draft Change Order to Owners, with copies to Owners’ PCO or other representative, for review. Any Proposed Changes set forth in the draft Change Order prepared by Contractor shall be effective only upon the written consent of both Owners and Contractor, not to be unreasonably delayed or withheld. Within five (5) Business Days following the receipt of a draft Change Order, Owners shall provide Contractor with a written statement specifying any suggested modifications to such draft Change Order. Within ten (10) Business Days following the receipt of a draft Change Order, Contractor shall prepare the final Change Order and the Parties shall execute the Change Order. The Parties shall then perform their respective obligations in accordance with the changes specified in the Change Order. If the Parties do not agree on the effects of a Proposed Change on the Scope of Work, EPC Price, or the Project Schedule, then Owners and Contractor shall resolve such disagreement pursuant to Article 12 herein.

8.3 Initial Evaluation of Addendum and Change Order Requests and Applicable Standards. Each draft Addendum or Change Order shall initially be evaluated to determine whether it: (a) adds value to the Facility without increasing the Cost of the Work or delaying Mechanical Completion of the Facility; (b) adds value to the Facility without delaying Mechanical Completion of the Facility, but increases the Cost of the Work; or (c) does not add value to the Facility or adds value to the Facility, but will delay Mechanical Completion of the Facility or compromise performance of the Facility; or (d) (in the case of an Addendum only) decreases Cost of Work without delaying Mechanical Completion. Generally, subject to mutual agreement of the Parties otherwise: (1) all Addenda and Change Orders in category (a) or Addenda in category (d) shall be approved; and (2) all Addenda and Change Orders in category (b) and (c) must be approved by the mutual agreement by Owners and Contractor, upon consultation with the PM/CM, Engineer and Owners’ PCO or other representative, with any increase or decrease in Cost of the Work allocated as set forth below in this Article 8.

8.4 Addenda or Change Orders Requested by Owner. If Owners request an Addendum or a Change Order to address solely Owners’ needs, including without limitation changes to address aesthetic or design requirements, and such Addendum or Change Order is approvable under Section 8.3 above and approved by Contractor, but increases the Cost of the Work, then Owners shall bear the entire incremental Cost of the Work (including costs of delays and rework) resulting from such Addendum or Change Order and the EPC Price shall be adjusted accordingly. Any resulting decrease in the Cost of the Work will result in a downward adjustment to the EPC Price.

8.5 Addenda and Change Orders Required by Acts of Governmental Authorities. If any action of any Governmental Authority requires an Addendum or a Change Order that increases or decreases the Cost of the Work, the Owners shall be responsible for any incremental increase in the Cost of the Work and the EPC Price shall be adjusted accordingly; provided that if the action of the Governmental Authority giving rise to the Addendum or Change Order is the result of an action, failure to act, or an error or omission of Contractor and/or its Subcontractors in performing the Work hereunder, then Contractor shall be solely and fully responsible for any increase in the Cost of the Work and the EPC Price shall not be adjusted. Any resulting decrease in the Cost of the Work will result in a downward adjustment to the EPC Price.

8.6 Addenda and Change Orders Requested by Contractor. If Contractor requests an Addendum or a Change Order and such Addendum or Change Order is approvable under Section 8.3 above and approved by Owners, but increases the Cost of the Work, then Owners and Contractor shall share equally any increase or decrease in the Cost of the Work resulting from such Addendum or Change Order and the EPC Price shall be adjusted accordingly.

8.7 Addenda and Change Orders Resulting from Errors or Omissions of Contractor. Owners shall not be responsible for any increased Cost of the Work resulting from Addenda and Change Orders that are necessary because of errors or omissions of Contractor and/or its Subcontractors in performing the Work hereunder, and the EPC Price shall not be adjusted. Contractor shall be solely and fully responsible for such increase in the Cost of the Work.

8.8 Tracking of Cost Impact of Addenda and Change Orders. Contractor shall institute and maintain a ledger type system to track the impact of all increases and decreases to the Cost of the Work resulting from any Addenda or Change Orders approved by Contractor and Owners. Contractor shall monthly, and more frequently upon request, report to the Owners the cumulative impact of such Addenda and Change Orders upon the Cost of the Work. If applicable, the Parties shall modify the Project Schedule and Payment Milestones to reflect the impact of Addenda and Change Orders.

ARTICLE 9 - PAYMENT FOR WORK

9.1 Payment Milestones; Payment Schedule.

9.1.1 Progress Report and Invoice.

9.1.1.1 On or about the tenth Business Day of each calendar month, Contractor shall submit to Owners (i) its invoice, and (ii) a progress report covering the previous calendar month (the “Payment Period”) containing at a minimum the following information (“Progress Report”): (1) A description of the Work performed during the Payment Period and all Payment Milestones achieved including any Advance paid to Contractor pursuant to the Grid Note as applicable; (2) A description of the Work not yet performed, if any, necessary to meet the Project Schedule for such Payment Period; (3) A description of the Work and the related Payment Milestones anticipated to be performed or achieved during the next month; (4) A statement of the amount due Contractor for Work for which payment was withheld from an earlier payment; (5) A statement of all sums previously paid to Contractor, including any Advance paid to Contractor pursuant to the Grid Note; (6) Partial lien waivers from Contractor covering all the Work through the immediately preceding Payment Period; (7) An updated Project Schedule showing progress to date, any failures to meet the Project Schedule, the current schedule of activities and a forecast of activities remaining to be performed; (8) Information regarding unusual weather conditions or Force Majeure events encountered during the Payment Period that have affected the Work; (9) A discussion of any problems encountered during the period and the remedies effected or planned; (10) Bulk quantities installation curves showing planned versus completed quantities (e.g., concrete, piping, conduit and wire); (11) Any interim payment by Contractor to the Subcontractors that obligates Owners to pay interest at the Late Payment Rate to Contractor as part of the invoiced Milestone Payment, together with the amount of interest that is payable; (12) Any other information reasonably requested in writing by Owner; (13) Value of Change Orders and Addendums added to the Payment Milestone Schedule; (14) Itemization and allocation of any Excluded EPC Costs; (15) If requested by Owner: a) the dates of any Payment Milestones for Major Equipment Supplier contract payments coming due before the next monthly Payment Due Date; and b) Contractor’s good faith estimate of all payroll and other Subcontractor and Supplier payments (together with the estimated payment dates) that Owners will need to make, prior to the next monthly Payment Due Date to avoid or minimize interest charges; (16) A statement of the amount of any Sales Tax Savings for the period and the cumulative Sales Tax Savings for the Project associated with sales or other tax exemptions; and (17) A statement of the amount of any Interconnection Adjustment. The invoice and progress report shall be reviewed and approved by Owners or Owners’ PCO or other representative.

9.1.1.2 In the event Owners reasonably determine that Contractor has not met a Payment Milestone in accordance with the Payment Milestone Schedule during the applicable period, Owners may withhold an amount equal to the value of the Payment Milestone not completed until such Payment Milestone is completed. In the event of any such withholding, Owners shall deliver to Contractor, not later than the Payment Due Date for the payment from which such withholding is being made, a written Notice specifying the basis for the withholding. Contractor shall be paid such withheld amount, without interest, on succeeding Payment Date(s) when and to the extent Contractor demonstrates and Owners reasonably agree that the previously unjustified payment has become justified. If the Owners and Contractor agree before the next Payment Due Date that any Payment Milestone payment was wrongly withheld, then the Owners shall pay to Contractor the withheld amount on the next Payment Due Date with interest at the Late Payment Rate on any monies that were wrongly withheld. In the event of any withholding dispute that is not resolved by the next Payment Due Date, Contractor shall have the right to have the Owner’s PCO review the dispute and reasons for withholding payment. If the Owner’s PCO concludes the withholding is justified, then Contractor shall not be entitled to be paid the withheld amount unless and until it addresses any reasons for withholding that are confirmed by the PM/CM. If the PM/CM concludes that the withheld payment was wrongly withheld, then the Owners shall immediately pay to Contractor, the wrongly withheld amount, together with interest at the Late Payment Rate on the withheld Payment Milestone payment(s), from the Payment Due Date until the wrongly withheld amount is paid in full.

9.1.1.3 In the event Contractor owes Owners any amounts under this Agreement and such amounts remain unpaid 30 days after Notice thereof, Owners may offset such amounts from any payment that Owners owe to Contractor hereunder.

9.1.1.4 Contractor shall not cease or delay its performance of the Work under this Agreement on account of any withholding under this Section 9.1.

9.1.2 Retainage. Owners shall withhold an amount equal to five percent (5%) from each of the payments made in accordance with Section 9.1.1, except for the payment to be made for the first Payment Milestone (the “Retainage”) until such time as the Contractor achieves Final Completion of the Work as set forth in Schedule VI.

9.1.3 Payment. Other than amounts properly withheld pursuant to Sections 9.1 and 9.2, Owners shall pay the applicable payment for each Payment Milestone, less the Retainage (as applicable), within 45 Days after Owners’ receipt of each invoice and accompanying Progress Report for the applicable Payment Milestone (the “Payment Due Date”).

9.2 Final Payment. Upon (a) Final Completion and (b) acceptance of the Work by Owner in accordance with Section 10.6, Contractor shall deliver to Owners an invoice for final payment in accordance with the requirements of Section 9.1.1.1. Such invoice shall detail all Sales Tax Savings achieved in connection with the Work and reflect a credit in the amount of such Sales Tax Savings to the extent not previously credited, and shall also reflect any adjustment resulting from the Interconnection Adjustment to the extent not previously addressed. Owners shall pay the “Final Payment,” including all Retainage, within 45 Days of its receipt of the invoice for final payment.

ARTICLE 10 - COMMENCEMENT AND PERFORMANCE OF WORK

10.1 Limited Notice to Proceed. At any time prior to its issuance of the Notice to Proceed, if Owners desire for Contractor to perform certain preliminary activities in connection with the Work, Owners may notify Contractor, in which case the Parties will discuss and agree upon the exact scope to be performed and payment therefor. Upon mutual agreement thereof, Owners may deliver to Contractor a written notice (the “Limited Notice to Proceed”), in the form of Attachment 1, in which event, Contractor will perform such limited activities as described therein. Owner shall pay for Work performed pursuant to a Limited Notice to Proceed in accordance with the payment terms agreed to therein. The Parties agree that Owners and Contractor may agree upon multiple Limited Notices to Proceed prior to the issuance of the Notice to Proceed. Any Work performed pursuant to a Limited Notice to Proceed shall be deemed Work under this Agreement, and any payments therefore shall count against the EPC Price. Issuance of a Limited Notice to Proceed shall not require Owners to issue the Notice to Proceed. A Limited Notice to Proceed shall be deemed to have been issued by Owners to Contractor for the deposits and advance payments relating to the Work covered by an Advance made to Contractor pursuant to the Grid Note.

10.2 Notice to Proceed and Conditions Precedent.

(a) When the Owner has determined it desirable for Contractor to commence full performance of the Work for each Facility, Owner will deliver to Contractor a written notice specifying the date on which Contractor shall proceed with full performance of the Work for such Facility (“Notice to Proceed”) in the form of Attachment 2. Upon receipt of the Notice to Proceed, Contractor will promptly commence and thereafter shall diligently pursue full performance of the Work for that Facility. Unless otherwise agreed to by Owners in writing, Contractor shall not perform any Work at the Site, except for the performance of the Work in accordance with a Limited Notice to Proceed, unless and until the issuance of the Notice to Proceed.

(b) The Notice to Proceed shall not be issued by Owner for a Facility until the following conditions precedent have been met, unless any one or more such conditions are waived in writing by Owner:

(1) Owner has received a binding commitment for one or more real property tax agreements with all relevant taxing jurisdictions, which incorporate a tax burden or payments in lieu of taxes commensurate with the tax burden assumed in the pro forma prepared in connection with the development of the Facility or as otherwise acceptable to Owner;

(2) [REDACTED: Confidential and commercially sensitive information];

(3) Contractor shall have executed an Interconnection Agreement with the Utility for the Facility and shall have provided written notice to Owner that it has paid, as a deposit, twenty-five percent (25%) of the estimated interconnection costs agreed to by the Utility and Contractor for the Facility (the “Estimated Interconnection Costs”);

(4) Contractor shall have obtained all Authorizations necessary for the performance of the Work hereunder for the Facility, including but not limited to site plan approval and/or a special use permit approval and/or a zoning variance, building permits, and New York State Department of Environmental Conservation and/or Army Corps of Engineers permits or approvals.

10.3 Mechanical Completion. “Mechanical Completion” of each Facility shall have been deemed to occur when, except for minor items of the Work that would not affect the performance or operation of a Facility such as painting, landscaping and so forth: (a) all materials and equipment for the Facility have been mechanically installed substantially in accordance with the Specifications; (b) all systems required to be installed by Contractor have been installed and tested (excluding Acceptance Testing); (c) all the equipment and systems can be operated in a safe and prudent manner and have been installed in a manner that does not void any Subcontractor equipment or system warranties. Contractor will notify Owner when it considers that Mechanical Completion has occurred. If the Owner of such Facility disputes that Mechanical Completion has occurred, it shall provide written notice to that effect to Contractor within ten (10) Business Days of receipt of such notice from Contractor, specifying the basis for disputing Mechanical Completion and the Parties in dispute shall thereafter utilize the dispute resolution procedures in Article 12 to resolve the dispute.

10.4 Substantial Completion. “Substantial Completion” of each Facility shall be deemed to have occurred as of the first point in time after: (i) Mechanical Completion of the Facility has occurred, as determined by the Independent Engineer; (ii) completion of the Initial Acceptance Test pursuant to Section 11.2, or alternatively satisfaction of Contractor’s Initial Acceptance Test related obligations in Section 11.3 (including, if applicable, payment of liquidated damages pursuant to Section 11.3); and (iii) when the Facility is used and useful for the purpose of delivering electric energy to Owner (other than electric energy delivered during Facility Start Up and the Initial Acceptance Test). Contractor will notify Owner when it considers that Substantial Completion has occurred. If the Owner of such Facility disputes that Substantial Completion has occurred, it shall provide written notice to that effect to Contractor within ten (10) Business Days of receipt of such notice from Contractor, specifying the basis for disputing Substantial Completion and the Parties in dispute shall thereafter utilize the dispute resolution procedures in Article 12 to resolve the dispute.

10.5 Punch List. A list of the uncompleted items for a Facility shall be established by Contractor prior to Substantial Completion of that Facility (the “Punch List”). The Punch List may be amended from time to time, upon written agreement of the Parties, prior to Final Completion. The Punch List shall include all deliverables for the Facility through Final Completion. The “Punch List Holdback Amount” shall be in the amount of the aggregate of the value of the Punch List items agreed to by the Parties, or determined by the Owners’ PCO, if the Parties cannot agree. The Punch List Holdback Amount shall be withheld from payments due upon Substantial Completion, and the agreed value of each Punch List item shall be paid to Contractor upon completion of the Punch List item. Contractor will notify Owner of the respective Facility when it considers that all items on the Punch List have been completed. If the Owner of such Facility disputes that all items on the Punch List have been completed, it shall provide written notice to that effect to Contractor within ten (10) Business Days of receipt of such notice from Contractor, specifying the basis for disputing that items on the Punch List have been completed and the Parties in dispute shall thereafter utilize the dispute resolution procedures in Article 12 to resolve the dispute. Once the Punch List is determined complete, any remaining Punch List Holdback Amount shall be paid to Contractor as part of the Final Payment.

10.6 Final Completion. “Final Completion” occurs after Substantial Completion has occurred and any remaining Punch List items have been finished. Contractor will notify Owner when it considers that Final Completion has occurred. If the Owner disputes that Final Completion has occurred, it shall provide written notice to that effect to Contractor specifying the basis for disputing Final Completion within ten (10) Business Days of receipt of notice from Contractor, and the Parties in dispute shall thereafter use the dispute resolution procedures in Article 12 to resolve the dispute.

ARTICLE 11 - ACCEPTANCE TESTING; CAPACITY GUARANTEE; COMPLETION GUARANTEE; WARRANTIES; LIMITATION OF LIABILITY

11.1 Acceptance Tests. Contractor will be responsible for coordinating the Acceptance Tests of the Facilities as more particularly set forth in Section 11.2 and Schedule III of this Agreement. Such Acceptance Tests shall be conducted by LaBella Associates, D.P.C. as a qualified testing company (the “Testing Engineer”).

11.2 Acceptance Testing.

11.2.1 General.

11.2.1.1 Within 60 days following Mechanical Completion of a Facility, Contractor shall cause the Testing Engineer to conduct the Initial Acceptance Test for such Facility, subject to Section 11.2.3 below. In accordance with the Standardized Interconnection Requirements, Contractor shall provide the site-specific testing procedures to the Utility within thirty (30) Business Days of making the Interconnection Deposit or executing the Interconnection Agreement, or as otherwise required by the Utility (the “Initial Acceptance Test”). Contractor shall ensure that all verification testing required by the Standardized Interconnection Requirements is completed within ten (10) Business Days of notification to the Utility of Mechanical Completion at a mutually agreeable time for the Utility, after giving the Utility the opportunity to witness such tests. If the Utility opts not to witness the verification tests, Contractor shall send the Utility, within five (5) Business Days of completing such verification tests, a written notification certifying that the system has been installed and tested in accordance with the Standardized Interconnection Requirements, the Utility-accepted design and the equipment manufacturer’s instructions. If the Initial Acceptance Tests can satisfy the requirements of such verification testing, then Contractor can provide the results of such Initial Acceptance Tests to the Utility to meet this requirement.

11.2.1.2 Within 60 days following Substantial Completion of a Facility Contractor shall cause the Testing Engineer to conduct the Final Acceptance Test for such Facility, subject to Section 11.2.3 below. The Final Acceptance Test shall be conducted in accordance with Schedule III.

11.2.2 Procedure.

11.2.2.1 The procedures for the conduct of the Initial Acceptance Test shall be in accordance with the Standardized Interconnection Requirements. The procedures for conduct of the Final Acceptance Test are set forth in Schedule III. Either Party may propose changes to a test procedure at any time up to 60 days prior to commencement of the Final Acceptance Test, and each Party agrees to cooperate in good faith in evaluating such change. No change shall be effective, however, without written acceptance of Owner of the respective Facility and Contractor.

11.2.2.2 Contractor shall give Owner and Engineer 30 days’ advance written notice of the time it expects the Testing Engineer to conduct the Acceptance Test for a Facility. The respective Owner and Engineer, and their representatives, may observe any Acceptance Test conducted by the Testing Engineer in order to confirm the Testing Engineer’s compliance with the procedures set forth in Schedule III.

11.2.3 Acceptance Testing Period; Repeat Tests. Contractor, subject to the provisions of this Section 11.2.3 and Schedule III, may repeat an Acceptance Test as Contractor deems appropriate for a Facility; provided, that (a) all Initial Acceptance Tests must be completed by 60 days after the Facility achieves Mechanical Completion; and (b) all Final Acceptance Tests must be completed 60 days after the Facility achieves Substantial Completion (collectively, the “Acceptance Testing Period”), unless the Parties agree otherwise in writing; or (b) the Acceptance Testing Period is extended by Force Majeure, but not beyond the Delay Default Date. Contractor shall bear the costs of performing the repeat Acceptance Tests. Contractor shall give Owner and Engineer not less than the following advance notice of each Acceptance Test following the initial Acceptance Test for a Facility: (i) if the Acceptance Test is a prompt retest which merely continues a previously commenced Acceptance Test or promptly follows a failed Acceptance Test, not less than 24 hours advance notice; and (ii) if the Acceptance Test is a new Acceptance Test that follows an interim period of more than 10 Business Days during which no Acceptance Testing has occurred, then not less than three (3) Business Days advance notice, unless a shorter period is agreed to by the Parties.

11.2.4 Acceptance Test Results.

11.2.4.1 After the Testing Engineer completes an Acceptance Test, Contractor shall give written notice thereof to the Owner of such Facility and Engineer and shall provide such Owner and Engineer with all gross and reduced data for such test in accordance with Schedule III.

11.2.4.2 If the Testing Engineer determines that the Acceptance Test was successfully completed for a Facility, Contractor shall ensure that the Testing Engineer notifies such Facility’s Owner and the Engineer thereof promptly following determination to that effect, including providing them a copy of the written test report.

11.2.5 Contractor to Promptly Commence and Complete Acceptance Testing. Contractor shall promptly commence and complete Acceptance Testing following Mechanical Completion.

11.3 Acceptance Test Capacity Guarantee. The “Minimum Required Capacity” for each Facility for purposes of this Agreement shall be equal to 90% of the Expected Capacity of such Facility. At the end of the Acceptance Testing Period under Section 11.2.3, it is expected that each of the three Facilities shall have demonstrated the capability to produce 7.0MW-DC (5.0 MW AC), subject to final as-build system size (the “Expected Capacity”), based upon the Acceptance Testing results. Contractor hereby guarantees that each Facility shall perform at not less than 97% of the Expected Capacity by the end of the Acceptance Testing Period (the “Acceptance Test Capacity Guarantee”). Contractor and the Testing Engineer shall be entitled to conduct and verify satisfaction of the Acceptance Tests in stages and in such order as may be appropriate given the available testing conditions. In the event that a Facility fails to meet the Acceptance Test Capacity Guarantee, the following shall apply:

11.3.1 If either the actual tested performance is less than 97% of the Expected Capacity, but greater than the Minimum Required Capacity, Contractor will make (or cause to be made) the modifications, improvements, redesign, repairs or reconstruction (“Remedial Measures”) necessary to cause the Facility to meet the Acceptance Test Capacity Guarantee as evidenced by repeat Acceptance Tests. Contractor’s obligations under this Section to undertake Remedial Measures shall be counted toward and subject to the Damages Cap set forth in Section 11.8.1.

11.3.2 If the actual tested capacity of the Facility is less than the Minimum Required Capacity, Contractor shall conduct Remedial Measures until the actual tested capacity of the Facility is at least equal to the Minimum Required Capacity.

11.4 Compliance with Standards. In the event the Facility contains any design or construction defects (“Defects”) that cause it to fail to meet any design, construction or Mechanical Completion standard in the Specifications or the Agreement, then Contractor shall, at no expense to Owner (except in the case of omitted equipment and materials, as provided in this Section 11.4), make (or cause to be made) the Remedial Measures necessary to remedy the Defects. In the event the Remedial Measures include supplying equipment and materials that are necessary to the Facility to meet a change in the Mechanical Completion standards imposed by the Utility or a Governmental Authority which became effective or applicable after the execution of this Agreement, and were omitted from its construction, Owner shall pay for the costs of such omitted equipment and materials as part of the Cost of the Work if such Remedial Measure is implemented to address Defects discovered before the Facility achieves Mechanical Completion. If the Remedial Measure is implemented to address Defects discovered after the Facility achieves Mechanical Completion, Owner shall not be obligated to pay any portion of the cost of the omitted equipment and materials.

11.5 Contractor’s Warranties. Contractor warrants to Owner as follows:

11.5.1 Contractor warrants that, for the duration of the Warranty Period, all materials and equipment (other than the Owner-Supplied Equipment) comprising the Work will be (a) new and of the quality required by the Specifications; (b) free from defects; and (c) delivered strictly in accordance with (i) this Agreement and the Specifications and accompanying data set forth in the Scope of Work and other contract documents, (ii) all applicable Laws as in effect on the date of Substantial Completion, and (iii) applicable Authorizations and Good Industry Practices as exist on the date of Substantial Completion (collectively, the “Parts Warranty”). Contractor further warrants that, for the duration of the Warranty Period, all services provided by Contractor or any of Contractor’s personnel in connection with the Work will be (a) performed in a professional, prudent and workmanlike manner that is free from defects, errors and omissions and with the same degree of skill and care that is utilized by nationally-recognized professionals in the same field under the same or similar circumstances; and (b) performed strictly in accordance with (i) this Agreement and the Specifications and accompanying data set forth in the Scope of Work and other contract documents, (ii) all applicable Laws as in effect on the date of Substantial Completion, and (iii) applicable Authorizations and Good Industry Practices as the same exist on the date of Substantial Completion (the “Services Warranty,” and collectively with the Parts Warranty, the “Contractor Warranties”). The Contractor Warranties will remain in full force and effect for a period beginning on the date on which such material, equipment or service is provided to Owner and ending [REDACTED: Confidential and commercially sensitive information] years after Final Completion (the “Warranty Period”), [REDACTED: Confidential and commercially sensitive information]. The Parties acknowledge that the Contractor Warranties are in addition to any Subcontractor warranties that Contractor assigns to Owners pursuant to Section 11.7, and that the expiration of the Warranty Period is only applicable to the Contractor Warranties and will have no effect on any assigned Subcontractor warranties that may be of longer duration. Owner will be responsible for obtaining warranties and, after Final Completion, enforcing warranty obligations for, any Owner-Supplied Equipment. Contractor shall at all times perform its construction, installation, or commissioning activities in a manner consistent with all such warranties and shall not perform any actions that may violate such warranties. As shown on Attachment 3, “Manufacturer Warranties,” equipment and material warranties shall be provided directly by the equipment or material manufacturers and are not limited by, and may be longer, than the Warranty Period hereunder.

11.5.2 Contractor will ensure that each Facility will, at all times through the Final Completion Date, comply with all Laws. Contractor shall have no obligation for breach of warranty under this Section 11.5 to the extent any deficiencies are the result of Force Majeure, normal wear and tear, or misuse or negligence by Owner or someone other than Contractor acting on Owner’s behalf.

11.5.3 All materials procured or furnished by Contractor hereunder shall be new (unless otherwise agreed by Owner in writing), of good quality and in accordance with the Specifications set forth in this Agreement and the Schedules.

11.6 Repair and Replacement of Defective Work.

If an Owner discovers defects in the materials, equipment or services (excluding Owner Supplied Equipment) in a Facility or any part thereof during the Warranty Period therefor, such Owner will promptly notify Contractor of such failure in writing and make available access to that portion of the Facility and Site as necessary for correction of the defect as soon as reasonably practicable. Contractor shall thereupon, as promptly as practicably possible, but only at such times as directed by Owner (a) repair, replace, or re-perform such Work to cure such failure to Owner’s reasonable satisfaction and in accordance with applicable Law, Authorizations and Good Industry Practices; and (b) perform such tests as such Owner may require to demonstrate the cure of such failure and compliance with the warranty standards provided in Section 11.5. Contractor will bear any and all costs and expenses associated with curing any warranted Work, including all costs to disassemble, de-construct, and reassemble and re-construct the Facility as necessary or appropriate in order to remove defective parts and to install repaired or new parts under the Contractor Warranties. If a material or equipment (excluding Owner-Supplied Equipment) fails three (3) or more times due to a breach of the Parts Warranty during the Warranty Period (as extended), then, Owner may replace, or cause Contractor to replace, such item with a new replacement for the same as specified by, and from a vendor acceptable to, Owner. If Owner replaces the defective item in accordance with this Section 11.6, Owner shall charge Contractor with the full cost of such replacement either directly or by set-off of such cost from any payment then or thereafter due Contractor under this Agreement. Any Work re-performed, repaired or replaced in satisfaction of Contractor’s obligations in connection with the Contractor Warranties will be re-warranted by Contractor pursuant to the same Contractor Warranties set forth in Section 11.5, and Contractor will have the same obligations in relation thereto as set forth in Section 11.5, through the end of three (3) years from the date of Final Completion. Notwithstanding the foregoing, Contractor shall have no warranty liability under this Article 11, to the extent that a failure of a component of the Facility is attributable to a failure of the Owner to perform customary post-commissioning maintenance, and to the extent that the Owner does not engage Contractor to perform such services in a separate Operations and Maintenance Agreement.

11.7 Subcontractor Warranties; Subcontractor Protections for Owner.

Contractor will procure, from all Subcontractors providing materials and equipment and services as part of the Work, commercially reasonable warranties. Contractor will obtain and maintain all such warranties in full force and effect, and Contractor will enforce such warranties itself and/or on behalf of Owners, including through litigation at Contractor’s own expense, if necessary. At the end of the Warranty Period, Contractor will assign to Owners its rights under any and all such Subcontractor warranties that continue past the end of the Warranty Period. Contractor will secure such assignment from each Subcontractor, and Contractor will deliver to Owners copies of all Subcontracts providing for warranties enforceable by Owners. Contractor will not, and Contractor will ensure that Contractor’s personnel do not, take any action which could release, void, impair or waive any Subcontractor warranties. To the extent that any such warranty would be voided by reason of Contractor’s negligence or other fault in incorporating materials or equipment into the Work, Contractor shall be responsible for correcting such negligence or other fault and shall in any event be responsible pursuant to warranty obligations set forth in this Article 11.

11.8 Limitation of Liability

11.8.1 Notwithstanding any provision in this Agreement to the contrary, in no event shall the total liability of Contractor to Owner for liquidated damages and Remedial Measures under Section 11.3.1 exceed in the aggregate [REDACTED: Confidential and commercially sensitive information] provided that this limitation shall not apply to Remedial Measures under Section 11.3.2 or repairs to defects under Section 11.6, direct damages following a Contractor Event of Default pursuant to Article 13, or indemnification obligations pursuant to Section 11.9, and this limitation in no way affects Contractor’s absolute obligation to bring the Facility to Mechanical Completion. The limitation of liability to Owner for liquidated damages and those Remedial Measures set forth in Section 11.3.1 is sometimes referred to herein as the “Damages Cap”.

11.8.2 APART FROM THE GUARANTEES AND OTHER REMEDIES PROVIDED IN THIS AGREEMENT, CONTRACTOR HEREBY DISCLAIMS ANY OTHER WARRANTIES, OR PERFORMANCE GUARANTEES, INCLUDING WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

11.8.3 Owner shall not be liable for any lost profits or indirect, special, multiple, or punitive damages11.9 General Indemnification.

(a) Contractor shall fully indemnify, hold harmless, release and defend each of the Owners, their affiliates and such Owners’ and affiliates’ officers, employees, and agents (each an “Owner Indemnitee”) from and against any and all actions, claims, demands, damages, disability, losses, expenses (including, but not limited to, reasonable attorneys’ fees and other defense costs) and liabilities of any nature (including, but not limited to property damage and personal and bodily injury, sickness and disease, claims by a Governmental Authority) that may be imposed on, incurred by or asserted against any Owner Indemnitee and in any way relating to or arising out of (i) Contractor’s breach of any obligation, representation or warranty contained herein, (ii) Contractor’s negligence, gross negligence or willful misconduct (including any such breach, negligence, gross negligence or willful misconduct by Contractor or its officers, employees, subcontractors and agents), (iii) violation by Contractor or its officers, employees, subcontractors and agents of any applicable Law or Authorization, (iv) any claims with respect employer’s liability or worker’s compensation filed by any employee of Contractor or any of its personnel or by any employee of a Subcontractor or any of its personnel, or (v) Contractor’s breach of a subcontract. The indemnification obligations in this Section 11.9 shall survive the expiration or termination of this Agreement.

(b) Each of the Owners shall fully indemnify, hold harmless, release and defend Contractor and Contractor’s officers, employees, and agents (each a “Contractor Indemnitee”) from and against any and all actions, claims, demands, damages, disability, losses, expenses (including, but not limited to, reasonable attorneys’ fees and other defense costs) and liabilities of any nature (including, but not limited to property damage and personal and bodily injury, sickness and disease) to the extent caused by such Owner’s (i) breach of any obligation, representation or warranty contained herein, or (ii) negligence, gross negligence or willful misconduct of such Owner (including any such breach, negligence, gross negligence or willful misconduct by such Owner’s officers, employees, subcontractors and agents). The indemnification obligations in this Section 11.9 shall survive the expiration or termination of this Agreement.

11.10 Indemnity Against Intellectual Property Infringement. Contractor shall defend, indemnify and hold harmless Owners and their affiliates against all liabilities, claims, losses, damages and expenses (including attorneys’ fees and court costs) arising from any claim or legal action for unauthorized disclosure or use of any trade secrets, or of patent, copyright or trademark infringement arising from Contractor’s performance that either (a) concerns any equipment, materials, supplies, or other items provided by Contractor under this Agreement or (b) is based upon or arises out of the performance of the Work by Contractor or any Subcontractor. Owners shall provide Contractor with reasonably prompt notice of any claim or legal action relating to the foregoing. The indemnification obligations in this Section 11.10 shall survive the expiration or termination of this Agreement.

11.11 Environmental, Law and Permit Indemnity.

(a)	Owner shall defend, indemnify and hold harmless Contractor and Contractor’s officers, employees, and agents from and against any and all actions, claims, demands, damages, disability, losses, expenses (including, but not limited to, reasonable attorneys’ fees and other defense costs) and liabilities of any nature (including, but not limited to property damage and personal and bodily injury, sickness and disease) arising out of: (a) any and all environmental related liability or cost arising from or related to Hazardous Materials on the Site that existed prior to the commencement of the Work, including any actual or alleged injury to persons or property related thereto or any remedial activity (except to the extent the same was caused by the acts or omissions of such indemnitee in connection with its performance of the Work or to the extent the Contractor is required to indemnify the Owner in accordance with Section 11.11(b) hereof); or (b) on account of any violation of any Law or Authorization to be complied with by Owners hereunder. The indemnification obligations in this Section 11.11 shall survive the expiration or termination of this Agreement.

(b)	Contractor shall defend, indemnify and hold harmless Owners, its affiliates and Owners’ and its affiliates officers, employees, and agents from and against any and all actions, claims, demands, damages, disability, losses, expenses (including, but not limited to, reasonable attorneys’ fees and other defense costs) and liabilities of any nature (including, but not limited to property damage and personal and bodily injury, sickness and disease) arising out of (a) any and all environmental related liability or cost arising from or related to (i) the environmental hazards or Hazardous Materials brought to the Site by Contractor or any of its Subcontractors or Suppliers and (ii) to the release of any Hazardous Materials existing on the Site prior to the commencement of the Work resulting from the negligent, reckless, or tortious act or omission or willful misconduct of Contractor or any of its Subcontractors or Suppliers, including any actual or alleged injury to persons or property related thereto or any remedial activity (except to the extent the same was caused by the negligence of such indemnitee); or (b) on account of any violation of any Law or Authorization to be complied with by Contractor or its Subcontractors hereunder. The indemnification obligations in this Section 11.11 shall survive the expiration or termination of this Agreement.

11.12 Indemnification Against Liens. Contractor shall defend, indemnify and hold harmless Owners and their affiliates and Owners’ and their affiliates’ officers, employees and agents from and against (i) all Liens arising from the performance of the Work or otherwise caused by any Subcontractor or any employee, agent or affiliate of Contractor or any of its Subcontractors or anyone else entitled to file a lien under Law; and (ii) any loss, damage or liability (including, but not limited to, reasonable attorneys’ fees and other costs) in connection with any and all Liens filed in connection with the Work hereunder. This Section 11.12 shall not apply to Liens of Contractor or its Subcontractors which result from non-payment of an undisputed amount by Owners. The indemnification obligations in this Section 11.12 shall survive the expiration or termination of this Agreement.

11.13 Notice and Legal Defense by Contractor; Failure to Defend. Promptly after receipt by an Owner Indemnitee of any claim or notice of the commencement of any action, administrative or legal proceeding, or investigation in connection with an actual or potential claim from a third party as to which any indemnity provided for by Contractor in this Article 11 may apply, the Owner Indemnitee will notify Contractor in writing of such fact. Any delay in an Owner Indemnitee’s notifying Contractor of any such claim or notice will not excuse Contractor of its obligations hereunder. Upon Contractor’s receipt of such notice, Contractor shall assume on behalf of the Owner Indemnitee, and conduct with due diligence and in good faith, the defense thereof with counsel reasonably satisfactory to the Owner Indemnitee; provided, that the Owner Indemnitee shall have the right to be represented therein by advisory counsel of its own selection at its own expense; and provided further, that if the defendants in any such action include both Contractor and the Owner Indemnitee, and if the Owner Indemnitee shall have reasonably concluded that there may be legal defenses available to it which are different from, additional to or inconsistent with those available to Contractor, then the Owner Indemnitee shall have the right to select separate counsel to participate in the defense of such action on its own behalf and at Contractor’s expense. If any third party claim arises as to which any indemnity provided for in this Article 11 may apply, and Contractor fails to assume the defense of such claim promptly after the receipt by Contractor of notification thereof, then the Owner Indemnitee against which the claim is instituted or commenced may, at Contractor’s expense, contest, or (with the prior written consent of Contractor, not to be unreasonably withheld) settle, such claim; provided, that no such contest need be made, and settlement or full payment of any such claim may be made without Contractor’s consent (with Contractor remaining obligated to indemnify the Owner Indemnitee under this Article 11) if, in the written opinion of the Owner Indemnitee’s counsel, such claim is meritorious. All costs and expenses incurred by Owner or the Owner Indemnitee in connection with any such contest, settlement or payment may be deducted from any amounts due to Contractor under this Agreement, with all such costs in excess of the amount deducted to be reimbursed by Contractor to Owner or the Owner Indemnitee promptly following, but not later than thirty (30) Days following, Owner’s or Owner Indemnitee’s demand therefor. The indemnification obligations in this Section 11.13 shall survive the expiration or termination of this Agreement.

ARTICLE 12 - DISPUTE RESOLUTION

12.1 In General. The Parties shall attempt to settle every Dispute (defined in Section 12.1.1), by following the dispute resolution process set forth below in this Article 12, to the extent permitted by Law.

12.1.1 Mutual Discussions. If any dispute or difference of any kind whatsoever arises between the Parties in connection with, or arising out of, this Agreement (“Dispute”), the Parties shall, within 30 days, attempt to settle such Dispute in the first instance by mutual discussions between Owner and Contractor.

12.1.2 Further Procedures. If the Dispute cannot be settled within 30 days by mutual discussions, then the Dispute shall be finally settled under the provisions of this Section 12.1.2 or Section 12.1.3. If the Parties fail to resolve any dispute through discussions within an additional 10 Business Days, either Party shall have the right to provide written notice of the Dispute to the President (in the case of Contractor) and Vice President of Global Remediation (in the case of Owner) “Senior Management” of the other Party. Upon a timely referral, the Senior Management of the Parties shall consider the Dispute, review such relevant information as they may determine and issue their decision (which decision shall be confirmed in writing) within five (5) Business Days after receiving the referral. If the Senior Management of the Parties cannot resolve the issue within the five (5) Business Day period, then the Parties shall have the rights set forth below in Section 12.1.3.

12.1.3 Arbitration. Subject as hereinafter provided, any Dispute arising out of, or in connection with, this Agreement and not settled by Section 12.1.1 or Section 12.1.2 of this Agreement may (regardless of the nature of the Dispute) be submitted by either Party for arbitration to the offices of the American Arbitration Association (“AAA”) located closest to Owner’s principal offices at the time of such demand. The arbitration shall be governed exclusively by the United States Arbitration Act (9 U.S.C. § 1, et seq.), without reference to any state arbitration statutes. The arbitration proceedings shall be conducted in the city closest to Owner’s principal place of business (currently, Charlotte, North Carolina) and shall be conducted in accordance with the then-current commercial arbitration rules of the AAA, except as modified by this Agreement. The Parties shall be entitled to limited discovery at the discretion of the arbitrator(s) who may, but are not required to, allow depositions. The Parties acknowledge that the arbitrators’ subpoena power is not subject to geographic limitations.

12.2 Continued Performance. During the conduct of dispute resolution procedures pursuant to this Article 12, (a) the Parties shall continue to perform their respective obligations under this Agreement, and (b) no Party shall exercise any other remedies hereunder arising by virtue of the matters in dispute.

ARTICLE 13 - DEFAULTS; REMEDIES; TERM; TERMINATION

13.1 Contractor Default. The occurrence of any of the events set forth below shall constitute a “Contractor Event of Default” under this Agreement:

13.1.1 Bankruptcy. Contractor becomes insolvent, or becomes the subject of any bankruptcy, insolvency or similar proceeding, which, in the case of any such proceeding that a third party brings against them, has not been terminated, stayed, or dismissed within 60 Business Days after it was commenced, unless the affected Party provides evidence to Owner of that Party’s ability to perform all of its obligations under this Agreement; or

13.1.2 Failure to Maintain Insurance. Contractor fails to maintain the insurance coverages required under Section 4.20 as set forth in Schedule II hereto; or

13.1.3 Failure to Perform. Contractor shall have failed to perform or comply with the terms and conditions of this Agreement (other than a payment default), including breach of an covenant contained herein, and shall have failed to cure such default within 30 days following delivery to Contractor of a Notice from Owner to cure such default, or if a cure cannot be effected within such 30 day period, such period shall extend for a reasonable period of time, but not to exceed a total of 60 days, unless otherwise agreed in writing, so long as Contractor is proceeding diligently to cure such default throughout such period; or

13.1.4 Representation False. Any representation or warranty made by Contractor herein shall have been false or misleading in any material respect when made; or

13.1.5 Failure to Achieve Mechanical Completion. If Mechanical Completion is not achieved by the Delay Default Date; or

13.1.6 Failure to Achieve Substantial Completion. If Substantial Completion is not achieved by December 31, 2024; or

13.1.7 Failure to Achieve Final Completion. If Final Completion is not achieved within thirty (30) days of the date upon which Substantial Completion is actually achieved; or

13.1.8 Failure to Obtain Authorization. The Facility cannot proceed to completion as the ultimate result of a refusal of Governmental Authority to approve the Facility or any other Authorization, which refusal is due solely to the negligence or willful misconduct of Contractor; or

13.1.9 Failure to Remove or Obtain Release of Lien. If any lien is placed upon a Facility, the Site, the Work or any equipment by Contractor or Subcontractor, laborer, or Supplier of Contractor, which either (i) is not removed by Contractor within five (5) Business Days of Contractor’s receipt of notice from Owner of the existence of such lien, or (ii) Contractor does not challenge and use its commercially reasonable efforts to obtain the release of (in each case excluding any liens filed by any Subcontractor, laborer, or Supplier of Contractor as a condition to the commencement of Work and prior to the failure of Contractor to pay such party within terms); or

13.1.10 Abandonment. If Contractor abandons the Work, where “abandonment” for the purposes of this Section 13 shall mean that Contractor has substantially reduced personnel at the Site or removed required equipment from the Site such that, in the opinion of an experienced construction manager, Contractor would not be capable of completing the Milestones in the Project Schedule.

13.1.11 Failure to Make Payments. If Contractor fails to make any payment required to be made to Owner under this Agreement within ten (10) Business Days after receipt of written notice from Owners of Contractor’s failure to make such payment.

13.1.12 Failure to pay Subcontractors. If Contractor fails to make prompt payments when due to Subcontractors or vendors for labor, materials or equipment for the Project.

13.1.13 Unauthorized Assignment or Transfer. If Contractor assigns or transfers any rights and/or obligations of Contractor hereunder, except for an assignment permitted hereunder, or a transfer of all or a substantial portion of the assets or obligations of Contractor, except where the transferee expressly assumes the transferred obligations and such and such transfer does not materially adversely affect the ability of Contractor or the transferee, as applicable, to perform its obligations under the this Agreement, as determined by Owners in their sole discretion.

13.2 Owner’s Default Remedies Against Contractor. If a Contractor Event of Default shall have occurred and be continuing, Owner shall have the right to terminate this Agreement by notice to Contractor. In the event of such termination:

13.2.1 if requested by Owner, Contractor shall withdraw from the Site, shall assign to the Owner (without future recourse to Contractor) such of Contractor’s subcontracts as Owner may request, and shall remove such materials, equipment, tools and instruments used and any debris or waste materials generated by Contractor in the performance of the Work as Owner may direct, and Contractor shall promptly deliver to Owner all designs, drawings, and other documents related to the Project. In the event of such termination, Contractor shall deliver to Owner all materials and data for which title has passed to Owner. To the extent any specific item of the Work is partially complete at the time of termination, at the option of Owner, Contractor shall complete such partially completed Work. In such event, Owner shall pay Contractor the amount that Owner would have otherwise paid to Contractor for such item of Work had such termination not occurred, less any damages payable hereunder;

13.2.2 Owner, without incurring any liability to Contractor, shall have the right to have the Facility brought to Final Completion. In such event, Contractor shall be liable to Owner, at its own expense, for the reasonably incurred costs to Owner of (i) achieving Mechanical Completion, including costs of accelerated or expedited construction activities actually performed in an attempt to achieve Mechanical Completion (by the Delay Default Date if not yet past, or otherwise as expeditiously as practicable) and/or to mitigate any delay by Contractor, and (ii) actual costs of administering any subcontract, legal fees associated with the termination, any cancellation fees, restocking fees, non-refundable deposits or balances due on material which cannot be cancelled, any termination charges imposed by Subcontractors as a result of the termination and any other costs reasonably incurred solely as a result of the termination Such costs and fees for which Contractor is liable as set forth above (and for failure to perform as may be requested pursuant to Section 13.2.1 above) may be deducted by Owner out of monies due, or that may at any time thereafter become due, to Contractor. If such costs exceed the sum that would have otherwise been payable to Contractor under this Agreement, then Contractor shall be liable for, and shall promptly, but in any event not more than 30 days after Notice from Owner, pay to Owner the amount of such excess excluding changes in the Work approved by Owner following such Contractor Event of Default;

13.2.3 upon termination of the Work pursuant to this Article 13, Contractor shall promptly submit to Owner an accounting of Contractor’s actual costs for the Work performed prior to the date of termination. If Owner exercises its right to have the Work finished, such amounts may be withheld until the Work is completed and shall be used to offset any amounts due Owner pursuant to Section 13.2.2. Notwithstanding the foregoing such amounts may be withheld and applied to any liability hereunder;

13.2.4 notwithstanding the availability and/or exercise of the foregoing remedies, Owner shall have all such other remedies available under applicable Law; and

13.2.5 in exercising any of the foregoing remedies, the Owner shall use reasonable efforts to mitigate its damages.

13.3 Owner’s Event of Default. Each of the following shall constitute an “Owner’s Event of Default” under this Agreement:

13.3.1 Failure to Make a Payment to Contractor When Due. The failure of Owner to make the full amount of the payment to Contractor required under this Agreement within 45 Business Days following notice of failure to pay; or

13.3.2 Bankruptcy. Owner becomes insolvent, or becomes the subject of any bankruptcy, insolvency or similar proceeding, which, in the case of any such proceeding that a third party brings against them, has not been terminated, stayed, or dismissed within 60 Business Days after it was commenced, unless the affected Party provides evidence to Contractor of that Party’s ability to perform all of its obligations under this Agreement; or

13.3.3 Representation False. Any material representation made by Owner herein shall have been false or misleading in any material respect when made; or

13.3.4 Failure to Perform. Owner’s failure to perform any of its respective non-payment obligations under this Agreement, and such failure is not cured within 30 days after receipt of written notice thereof, or if a cure cannot be effected within such 30-day period, such period shall extend for a reasonable period of time, but not to exceed a total of 60 days, unless otherwise agreed in writing, so long as Owner is proceeding diligently to cure such default throughout such period; or

13.3.5 Failure to Maintain Insurance. If Owner fails to obtain and maintain in effect through the Commercial Operation Date such insurance as it is required by this Agreement to obtain and maintain; or

13.4 Contractor Remedies for Owner Event of Default. Subject to the rights granted in Section 13.5 below, upon the occurrence of an Owner Event of Default, Contractor shall have the right to terminate this Agreement, to order all Subcontractors to stop Work and remove all their tools and equipment from the Site, and/or pursue all such remedies as may be allowed under this Agreement, at law or in equity. In addition, and without limiting the foregoing remedies, Owner shall pay to Contractor the amounts payable upon termination under Section 13.7 of this Agreement.

13.5 Force Majeure; Failure of Authorizations.

13.5.1 Effect. Any delays in or failure of performance by a Party, other than the obligations to pay monies hereunder, shall not constitute a default hereunder if and to the extent such delays or failures of performance are caused by Force Majeure events.

13.5.2 Notice of Occurrence and Effect.

13.5.2.1 Notice of Occurrence. Any Party claiming that a Force Majeure condition has arisen shall immediately notify the other Party of the same, shall act diligently to overcome, remove and/or mitigate the effects of the event of Force Majeure, shall notify the other Party on a continuing basis of its efforts to overcome, remove and/or mitigate the event of Force Majeure and shall notify the other Party immediately when said condition has ceased.

13.5.2.2 Notice of Impact. In addition to its obligations under Section 13.5.2.1, if Contractor claims there is a Force Majeure condition, Contractor shall (i) promptly notify Owner, in writing of the nature, cause and cost of such Force Majeure condition, (ii) state whether and to what extent the condition will delay the Delay Default Date, the Substantial Completion Date or Final Completion Date, (iii) state the date and time the Force Majeure condition commenced; and (iii) state whether Contractor recommends that Owner initiate a Change Order pursuant to Article 8.

13.5.3 Effect of Force Majeure. No failure or delay in performance under this Agreement shall be deemed to be a breach hereof to the extent such failure or delay is occasioned by or due to Force Majeure. With respect to delay in performance, a Force Majeure condition shall excuse such delay in performance on a day for day basis for a period of time equal to the duration of the Force Majeure condition or the period needed to remedy its effects, to the extent that such Force Majeure condition causes a delay in the Work.

13.5.4 Termination. In the event that (a) Contractor or Owner are denied any required Authorizations, or such Authorizations are obtained, but are withdrawn, or contain restrictions, qualifications, or conditions that would have a material adverse effect on the benefits or obligations of the Parties, and such denial or restrictions, qualifications or conditions are not the result of Contractor’s actions, failure to act or error or omission, and the Parties are unable to reform this Agreement or agree upon other mutually acceptable arrangements, or (b) if a Force Majeure event continues for more than 180 days after notice of the event of Force Majeure is given under Section 13.5.2, or (c) the Project cannot proceed to completion as the ultimate result of a refusal of a Governmental Authority to approve a Facility or to provide any other Authorization, which refusal or failure is not due solely to the negligence or willful misconduct of the terminating Party, then such Party may terminate this Agreement, in its sole discretion, within 60 days after the conditions in (a), (b) or (c), by giving at least 10 Business Days prior written notice to the other Parties.

13.6 Right to Termination. No Party shall have the right to terminate this Agreement for cause or otherwise except as described in Section 13.2, Section 13.4, Section 13.5, and Section 14.2.

13.7 Effect of Termination Under Sections 13.4, 13.5 & 14.2. In the event that this Agreement is terminated pursuant to Sections 13.4 13.5, or 14.2, Owner shall pay to Contractor an amount equal to the sum of (1) the Cost of the Work incurred by Contractor in connection with the Work and the Project as of the date of termination, (which would include any cancellation fees, restocking fees, non -refundable deposits or balances due on material which cannot be cancelled) plus (2) to the extent not already reflected in (1), any termination charges incurred by Contractor that are imposed by Subcontractors as a result of the termination and any other costs reasonably incurred by Contractor solely as a result of the termination to the extent that this sum is not reimbursed pursuant to insurance policies maintained by Contractor pursuant to Schedule II (it being specifically understood that Owner shall be responsible for the payment of all deductible amounts under any said insurance policies to the extent provided in Schedule II). Upon such payment by Owner, Owner shall have exclusive ownership of the Facility and the Work and Contractor shall have no further obligations with respect thereto.

13.8 Completion; Survival. Unless earlier terminated pursuant to the terms of this Article 13, this Agreement shall be deemed to be completed when both of the following have taken place: (a) the Final Completion Date has occurred, and (b) Owner has paid the Cost of the Work in full pursuant to Article 9. Notwithstanding the foregoing, Contractor’s obligations under Section 5.4.2 shall continue until the date that is seven (7) years after the Final Completion Date and Contractor’s obligations under Section 11.7 shall continue until the expiration of the applicable warranty periods. Notwithstanding anything in this Agreement to the contrary, the provisions of Sections 11.9, 11.10, 11.11, 11.2, and 11.13 and Article 12 shall survive the completion or termination of this Agreement and nothing in this Agreement shall be deemed to limit the applicable statute of limitations period within which any Party may bring a claim for breach of this Agreement.

ARTICLE 14 - UTILITY MODIFICATIONS

14.1 Utility Modifications. The Parties acknowledge that this Agreement will be executed, and will require the Parties to make substantial contractual commitments and incur significant costs, in advance of the interconnection of the Facility and the Utility’s final reconciliation of the interconnection costs in accordance with the New York State Standardized Interconnection Requirements, and that the current EPC Price is based on estimated interconnection costs. The Parties agree that in the event that a final reconciliation by the Utility in accordance with the Standardized Interconnection Requirements results in the increase or decrease of the estimated interconnection costs for the Facility, the EPC Price shall be adjusted upwards or downwards accordingly (the “Interconnection Adjustment”).

14.2 Conditional Right to Terminate Upon Material Reallocation of Costs. In the event that the Utility’s final reconciliation of the interconnection costs for a Facility results in an increase in the EPC Price that is greater than or equal to Fifty Thousand Dollars ($50,000), then Owner shall thereupon have the right, exercisable upon not less than three (3) Business Days advance written notice to Contractor, to terminate this Agreement.

ARTICLE 15 - GOVERNING LAW; INTERPRETATION

15.1 Governing Law. This Agreement shall be construed in accordance with the laws of New York.

15.2 Interpretation.

15.2.1 Schedules are Part of Agreement. This Agreement includes the attached Schedules I through VIII.

15.2.2 Entire Agreement. This Agreement, together with the Schedules attached hereto and the Collateral Agreements, constitutes the entire agreement and complete understanding between Contractor and Owners with respect to the subject matter described herein and therein and supersedes all other understandings and agreements between the Parties with respect to such subject matter.

15.2.3 Order of Interpretation. In the event of any inconsistencies between the terms and conditions of the body of this Agreement and the Schedules, the provision of the body of this Agreement shall prevail over the terms of any Schedule.

15.2.4 Captions. Captions or headings to Articles, Sections or paragraphs of this Agreement are inserted for convenience of reference only and shall not affect the interpretation or construction hereof.

15.2.5 Additional Principles of Construction. The Agreement shall be interpreted in a manner as to be consistent with the following principles:

15.2.5.1 Use of Good Industry Practice. It is the intent of the Agreement to require the application of Good Industry Practice to the Work where details of such Work are not included, are incomplete, are not specified, or are not clearly defined in the Specifications.

15.2.5.2 Integration of Project Documents. It is the intent of the Parties that the Specifications for the Facility, this Agreement, and the Schedules hereto (the “Project Documents”) are to be interpreted as an integrated whole. Where work or obligations are referenced in one of the Project Documents but not in another, Contractor shall coordinate the design and installation of the Work as if it were shown on both to the extent required to comply with the Acceptance Tests and Good Industry Practice.

15.3 Drafting Ambiguities. Each Party to the Agreement has reviewed and revised the Agreement. The rule of construction that any ambiguities are to be resolved against the drafting parties shall not be employed in the interpretation of the Agreement, or any amendment thereto.

ARTICLE 16 - MISCELLANEOUS

16.1 Third Party Beneficiaries. Except with respect to the provisions of the Agreement pertaining to assignment, the Agreement is not intended to and shall not create rights of any character whatsoever in favor of any person other than the Parties to the Agreement.

16.2 Good Faith and Fair Dealing. Whenever the Agreement grants to any Party the right to take action, exercise discretion, or determine whether to approve a proposal of any other Party, the Party possessing the right shall act in good faith and shall deal fairly with the other Party. In the event of a Dispute, the Parties shall be obligated to make a reasonable and diligent effort to resolve the Dispute at the appropriate level before invoking the dispute resolution procedures in Article 12. Each of the Parties further expressly agrees that at all times it will exercise its good faith in the administration of this Agreement, and all actions of the Parties shall be designed to facilitate the successful completion of the Work by Contractor and to promote the effective and efficient administration of this Agreement, and to achieve the objective of providing efficient, reliable and economical long term energy production. The Parties further commit to act in a timely fashion, consistent with maintaining the Project Schedule to: (a) review all documents, (b) respond to all requests for information, (c) support all applications for Authorizations; (d) respond to requests for access to offsite support facilities and other assistance; and (e) resolve all differences and Disputes in a timely fashion.

16.3 Severability. Every part, term or provision of the Agreement is severable from others. Notwithstanding any possible future finding by a duly constituted authority that a particular part, term or provision is invalid, void or unenforceable (but subject to the effect of the Parties’ agreements in Section 5.3 and Article 14), the Agreement has been made with the clear intention that the validity and enforceability of the remaining parts, terms and provisions shall not be affected thereby.

16.4 Survival. All representations and warranties, and all agreements by the Parties in this Agreement to indemnify each other shall survive the termination of this Agreement. The termination of this Agreement shall not limit or otherwise affect the respective rights and obligations of the Parties which accrued prior to the date of termination, and which continue to exist following the termination of this Agreement.

16.5 Technical or Trade Usage. When words that have a well-known technical or trade meaning are used to describe materials, equipment or services, such words will be interpreted in accordance with such meaning. Reference to such standard specifications, manuals, or codes of any technical society, organization or association, or to the code of any Governmental Authority, whether such references be specific or by implication, shall mean the latest standard specification, manual or code (whether or not specifically incorporated by reference in the contract documents). Performance shall conform to the standards in effect at the time of performance and may change the duties and responsibilities of Contractor or Owners, or any of their agents, consultants, or employees from those set forth in the Agreement.

16.6 Amendments and Waivers. This Agreement may be amended only by a written instrument signed by a duly authorized representative of each Party. The failure of any Party to insist on one or more occasions upon strict performance of the obligations owed it by the other Parties shall not waive or release such Party’s right to insist on strict performance of such obligation or any other obligation in the future.

16.7 Notices. Except as expressly provided otherwise in this Agreement, all notices given to any of the Parties pursuant to or in connection with this Agreement shall be in writing, shall be delivered by hand, by certified or registered mail, return receipt requested, by facsimile transmission with confirmation, or by Federal Express, Express Mail, or other nationally recognized overnight carrier, or transmitted by e-mail if receipt of such transmission by e-mail is specifically acknowledged by the recipient (automatic responses not being sufficient for acknowledgment). Notices are effective when received (“Notice”). Notice addresses are as follows:

If to Contractor:

Abundant Solar Power Inc.

700 West Metro Park

Rochester, NY 14623-2678

Attention: Dr. Richard Lu

If to Owners:

Honeywell International Inc.

16.8 Change of Address. Any Party may, by written notice to the other Parties given in accordance with the foregoing, change its address for notices.

16.9 Successors; Assignment. This Agreement shall be binding upon the Parties and their respective successors and permitted assigns. No Party shall make any sale, assignment, mortgage, pledge or other transfer of all or any portion of its rights or obligations under this Agreement, whether voluntarily or involuntarily, by operation of law or otherwise, without the prior written consent of the other Party; provided, however, that: (a) any Party may make a collateral assignment of its interest in this Agreement to a Financing Party; and (b) this Section 16.9 shall not require prior written consent for any voluntary transfer in connection with a change in ownership, or the merger, restructuring or consolidation of Contractor, so long as the Agreement is transferred to an affiliate and a parent guarantee to guarantee performance of the Agreement is put in place, as so voluntarily transferred. Any successor to Contractor’s or Owners’ respective interests under this Agreement shall assume in writing all responsibilities of Contractor or Owners, as the case may be under this Agreement.

16.10 Counterparts. This Agreement may be signed in counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute the same instrument.

16.11 Further Assurances. Each Party agrees to execute and deliver any such instruments and to perform any such acts as may be necessary or reasonably requested by any other Party in order to give full effect to the terms of this Agreement.

16.12 Interest. Past due payments hereunder not contested in good faith shall bear interest from the due date until paid at the Late Payment Rate.

16.13 Relationship to Other Agreements.

16.13.1 The Parties recognize that this Agreement and other related agreements relating to the Facility entered into between Owners and Contractor and others (the “Collateral Agreements”) constitute an integrated and comprehensive set of agreements that are intended to facilitate the construction and operation of the Facility to provide efficient, reliable and economic long-term electricity production. To the extent permitted by Law, all of the Collateral Agreements shall be read together to achieve these objectives and the Parties agree to support all such documents, regardless of whether they are a party to a particular Collateral Agreement.

16.13.2 Notwithstanding Section 16.15, the Agreement and the Collateral Agreements are separate and independent undertakings by the Parties. Termination of one of these agreements shall not affect or impair the rights or obligation of the Parties under the Collateral Agreements, except as otherwise specifically provided herein and in the Collateral Agreements.

16.14 No Partnership; Third Party Beneficiaries. The Parties hereby expressly disclaim any intention to create a joint venture or partnership relation between the Parties. Except as expressly stated in this Agreement, there are no third-party beneficiaries to this Agreement.

16.15 Further Documents and Actions. Each Party shall promptly execute and deliver such further documents and assurances for and take such further actions reasonable requested by the other Parties as may be reasonably necessary to carry out the intent and purpose of this Agreement.

16.16 Time of the Essence; Cooperation to Control Costs. The Parties recognize that time is of the essence in designing and completing construction of the Facility. The Parties agree to use their good faith efforts to cooperate with each other and, where applicable, with Subcontractors to keep the Project on schedule, to control Project costs and to refrain from actions that drive up the Project costs or inject delay into the Project Schedule.

16.17 Failure to Promptly Respond Deemed Approval. In all instances in this Agreement where Owner has the right to provide feedback or approve of the actions of Contractor with respect to the construction process, including without limitation, the Owners’ feedback and approval rights under Section 4.2.4 (Prime Subcontractors), Section 4.2.5 (QA/QC Director), and Section 4.2.6 (Safety Director), Owner shall use commercially reasonable efforts to promptly respond, with due regard to the time sensitivity of the particular situation. Unless expressly provided otherwise in this Agreement, in the event any of the Owners fail to respond with its approval or disapproval under Section 4.2.4, 4.2.5 or 4.2.6 within ten (10) Business Days of the delivery of the information or notice that triggers such Owner’s right to approve or provide feedback, the Parties agree that such Owner shall be deemed to have approved the item in question or to have waived its right to provide feedback, as the case may be.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first set forth above*.

CONTRACTOR:
Abundant Solar Power Inc.

By:	“Richard “Lu”
Name:	Richard Lu
Its:	CEO

OWNERS:
Abundant Solar Power (SB13W) LLC
By:	Honeywell International Inc, sole member

By:	“Benny “Dehghi”
Name:	Benny Dehghi
Its:	VP Remediation

Abundant Solar Power (SB13N) LLC
By:	Honeywell International Inc, sole member

By:	“Benny “Dehghi”
Name:	Benny Dehghi
Its:	VP Remediation

Abundant Solar Power (SB14-4) LLC
By:	Honeywell International Inc, sole member

By:	“Benny “Dehghi”
Name:	Benny Dehghi
Its:	VP Remediation

*Executed on September 18, 2023

Attached Schedules:

Schedule I – Definitions

Schedule II – Insurance

Schedule III – Acceptance Testing

Schedule IV – Payment Milestone Schedule

Schedule V – Site Plans

Schedule VI – Project Budget

Schedule VII – The Work

Schedule VIII – Governmental Authorizations to be Obtained

Schedule IX – Project Schedule

Schedule I

Definitions

“AAA” shall have the meaning set forth in Section 12.1.3.

“Acceptance Tests/Acceptance Testing” shall mean the Initial Acceptance Test and the Final Acceptable Test.

“Acceptance Test Capacity Guarantee” shall have the meaning assigned to it in Section 11.3.

“Acceptance Testing Period” shall have the meaning set forth in Section 11.2.3.

“Addendum” or “Addenda” shall have the meaning assigned to it in Section 8.1.

“Advance” shall mean any amount provided by Honeywell International Inc. to Contractor pursuant to the Grid Note for deposits and advance payments relating to the Work.

“Affiliate” shall mean (i) any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with a Party.

“Agreement” shall have the meaning assigned to it in the first paragraph of this Agreement.

“Anticipated Sales Tax Amount” shall have the meaning assigned to it in Section 4.3.

“Authorization” shall mean any license, permit, approval, filing, waiver, exemption, variance, clearance, entitlement, allowance, franchise, or other authorization required by a Governmental Authority

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which either the state or national banks in the State of Delaware are not open for the conduct of normal banking business.

“Change Order” shall mean a document issued pursuant to Article 8, which describes changes in or to the Work.

“Collateral Agreements” shall have the meaning given it in Section 16.13.1.

“Commercial Operation” shall have the meaning given it in Section 10.4.

“Contractor” shall have the meaning assigned to it in the first paragraph of this Agreement.

“Contractor Indemnitee” shall have the meaning assigned to it in Section 11.9.

“Contractor Event of Default” shall have the meaning assigned to it in Section 13.1.

“Cost of the Work” shall mean the actual costs incurred for the performance of the Work under this Agreement.

“Damages Cap” shall have the meaning set forth in Section 11.8.1.

“Defects”, individually a “Defect”, shall have the meaning assigned to it in Section 11.4.

“Delay Default Date” shall mean December 20, 2024, as such date may be extended by any Force Majeure condition.

“Dispute” shall have the meaning assigned to it in Section 12.1.1.

“Easement Areas” shall have the meaning assigned to it in Section 4.10.

“Effective Date” shall mean the date that this Agreement has been signed by Contractor and Owner.

“Engineer” shall have the meaning assigned to it in Section 4.2.1.

“EPC Price” shall have the meaning assigned to it in Section 7.1.

“Equipment Instruction Manual” shall mean the manual or manuals provided by Contractor to Owner pursuant to Section 3.1.6, including operation requirements, guidelines and manuals established by the manufacturers of the major equipment for the Facility.

“Excluded EPC Costs” shall have the meaning given the term in Section 7.2.

“Facility” shall mean the solar energy facility, as more particularly described in the Recitals to this Agreement.

“Facility Lease” shall mean the lease entered into between the property owner and the Owner, as amended from time to time.

“Facility Start Up” shall mean the activities following completion of construction of the Facility, but prior to Acceptance Testing, that are necessary to accomplish the initial startup of the equipment within the Facility that generates electricity, including, without limitation, filling equipment with oils and other fluids, and the provision of any equipment vendor services relating thereto.

“Final Acceptance Test” shall mean the performance tests, to be performed on the Facility as more particularly set forth on Schedule III, including any adjustments thereto as provided in this Agreement or as otherwise agreed to by the Parties to address the conditions present at the time the Facility is available for testing.

“Final Completion” shall have the meaning assigned to it in Section 10.6.

“Final Completion Date” shall mean the date Final Completion occurs.

“Final Payment” shall have the meaning assigned to it in Section 9.2.

“Financing Party” shall mean any Person, other than Parties, providing debt or equity financing (including equity contributions or commitments) refinancing of any guarantees, insurance or credit support for or in connection with such a financing or refinancing, in connection with the development, construction, ownership or leasing operation or maintenance of the Facility, or any part thereof including any trustee or agent acting on any such Person’s behalf.

“Force Majeure” shall mean in respect of any Party an event not reasonably anticipated as of the date of this Agreement, which is beyond the reasonable control of such Party which prevents or delays such Party from performing its obligations under this Agreement (except for the obligation to pay money) or which materially increases its costs of performing those obligations, and which could not have been avoided by the exercise of due diligence, is not the result of the failure to act or the negligence or willful misconduct of such Party and for which, by the exercise of due diligence, the affected Party is unable to overcome or obtain, or cause to be obtained, a commercially reasonable substitute. Force Majeure events include, to the extent they otherwise meet the foregoing definition, the following: war, hostilities, civil disturbances, any kind of local or national emergency, riot, fire, flood, hurricane, tornado, earthquake, power failure, epidemic, explosion, sabotage, act of God, strike or other labor unrest of a national or regional nature (excluding a localized strike against an individual employer), embargo, change in any applicable Law or Authorization by a Governmental Authority after the Effective Date of this Agreement that would prohibit the use of the Site for the performance of the Work, any , or expropriation or confiscation of facilities. The effect of Force Majeure upon the EPC Price and upon the Delay Default Date shall be limited as more particularly set forth in Sections 7.2 and 13.5.3. Force Majeure shall not include breach of contract by Subcontractors or Suppliers.

“Good Industry Practice” shall mean, at any particular time, (a) any of the practices, methods and acts engaged in or approved by a significant portion of the United States solar electric power generating industry prior to such time and by constructors, Owner, operators or maintainers of facilities similar in size and operational characteristics to the Facility, or (b) any of the practices, methods and acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at the lowest reasonable costs consistent with applicable Law and the Authorizations, environmental considerations, good business practices, reliability, safety, expedition and the manufacturer’s maintenance requirements, provided that “Good Industry Practice” is not intended to be limited to the optimum practices, methods or acts to the exclusion of all others, but rather to be a spectrum of the acceptable practices methods or acts generally accepted in such industry having due regard for, among other things, the manufacturer’s maintenance requirements, the requirements of Governmental Authorities and any applicable agreements.

“Governmental Authority” shall mean any federal, state or local governmental department, body, political subdivision, commission, agency, instrumentality, court, judicial or administrative body, taxing authority, or other authority thereof having jurisdiction over either Party, the Work, the Facilities or the Site, whether acting under actual or assumed authority. Permits, orders or other approvals given by such bodies are “Governmental Authorizations”.

“Grid Note” shall mean a certain Optional Advance Demand Promissory Grid Note given by Contractor to Honeywell International Inc. dated as of August 18, 2023 regarding any Advance.

“Hazardous Substances” shall mean, collectively, any petroleum or petroleum product, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs), hazardous waste, hazardous material, hazardous substance, toxic substance, contaminant or pollutant, as defined or regulated under any federal, state or local law relating to the protection of the environment, including the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq., the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. § 9601 et seq., or any similar state statute.

“IDA” shall mean the Onondaga County Industrial Development Agency.

“IDA Exemption” shall have the meaning assigned to it in Section 4.3 hereof, and shall further mean the exemption from state and local sales and use taxes created by Section 478 of the New York General Municipal Law.

“Incentives” shall have the meaning assigned to it in Section 4.21.

“Independent Engineer” shall mean a qualified independent engineering firm mutually agreeable to Contractor and the State, to be selected by them not later than ten (10) days prior to the commencement of construction. The Parties shall employ the Independent Engineer, whose compensation shall be a part of the Cost of the Work, to verify that Mechanical Completion has occurred and to resolve any disputes among the Parties as to the items that should appear on the Punch List.

“Initial Acceptance Test” shall have the meaning assigned to it in Section 11.2.1.1.

“Interconnection Adjustment” shall have the meaning assigned to it in Section 14.1.

“Late Payment Rate” shall mean 1% per month.

“Law” shall mean (i) any law, legislation, statute, act, rule, ordinance, decree, treaty, regulation, order, judgment, or other similar legal requirement, or (ii) any legally binding announcement, directive or published practice or interpretation thereof, enacted, issued or promulgated by any Governmental Authority.

“Lay Down Areas” shall have the meaning assigned to it in Section 4.10.

“Major Equipment Suppliers” shall have the meaning assigned to it in Section 4.2.3.

“Mechanical Completion” shall have the meaning set forth in Section 10.3.

“Minimum Required Capacity” shall have the meaning assigned to it in Section 11.3.1.

“Notice” shall have the meaning assigned to it in Section 16.7.

“Operator” shall mean the operator of the Facility under a separate Operation and Maintenance Agreement.

“Owner” shall have the meaning assigned to it in the first paragraph of this Agreement.

“Owner Indemnitee” shall have the meaning assigned to it in Section 11.9.

“Owner’s Event of Default” shall have the meaning assigned to it in Section 13.3.

“Parties” shall mean Contractor and Owner when referred to collectively and “Party” shall mean any one of the Parties referred to singly.

“Payment Due Date” shall have the meaning assigned to it in Section 9.1.3.

“Payment Milestones” shall mean those milestones set in Schedule IV.

“Payment Milestone Schedule” shall mean Schedule IV.

“Payment Period” shall have the meaning assigned to it in Section 9.1.1.1.

“PCO” shall have the meaning assigned to it in Section 4.2.2.

“Person” shall mean any individual, firm, company, association, general partnership, limited partnership, limited liability company, trust, business trust, corporation, public body, or other legal entity.

“PM/CM” shall have the meaning assigned to it in Section 4.2.2.

“PM/CM’s Contract” shall have the meaning assigned to it in Section 4.2.2.

“Prime Subcontractor” shall have the meaning assigned to it in Section 4.2.4.

“Prime Subcontractor Contracts” shall have the meaning assigned to it in Section 4.2.4.

“Progress Report” shall have the meaning assigned to it in Section 9.1.1.1.

“Project” shall mean the development of the Facilities at the Site by the Contractor and shall include the Work.

“Project Budget” shall have the meaning assigned to it in Schedule VI.

“Project Documents” shall have the meaning assigned to it in Section 15.2.5.2.

“Project Schedule” shall mean the schedule of activities (including all amendments or supplements thereto following the Effective Date of this Agreement) during the Project that coordinates all aspects of the Project, including without limitation, permitting, engineering, procurement of equipment and materials, construction, Facility Start Up, Mechanical Completion, Acceptance Testing, Substantial Completion, completion of the Punch List, Final Completion and Project close out. The Project Schedule will include, without limitation, the initial Project Schedule included in Schedule IX hereto, and sub-Project schedules for each of the major participants in the Project, and all amendments or supplements thereto following the Effective Date of this Agreement.

“Punch List” shall have the meaning assigned to it in Section 10.5.

“Punch List Holdback Amount” shall have the meaning assigned to it in Section 10.5.

“QA/QC Director” shall have the meaning assigned to it in Section 4.2.5.

“Remedial Measures” shall have the meaning assigned to it in Section 11.3.1.

“Retainage” shall have the meaning assigned to it in Section 9.1.2.

“Safety Director” shall have the meaning assigned to it in Section 4.2.6.

“Safety Plan” shall have the meaning assigned to it in Section 4.8.

“Sales Tax Savings” shall have the meaning assigned to it in Section 4.3.

“Security Plan” shall have the meaning assigned to it in Section 4.9.

“Site” shall mean the following piece of land: the site located at [REDACTED: address]

“Soil Disposal Area” shall have the meaning assigned to it in Section 4.10.

“Specifications” shall mean the issued for construction document package and all plans, drawings and specifications prepared by Engineer for the Facilities and the Work, which are incorporated into this Agreement by this reference, and any supplements or amendments thereto that may be agreed to by the Parties after execution of this Agreement. The Specifications shall further include any Change Orders and other changes to the Work authorized in accordance with Article 8 of this Agreement.

“Standardized Interconnection Requirements” means the New York State Standardized Interconnection Requirements and Application Process for New Distributed Generators and/or Energy Storage Systems 5 MW or Less Connected in Parallel with Utility Distribution Systems, as adopted by the New York State Public Service Commission, and as most recently modified, effective May 1, 2023.

“Subcontractor” shall mean every Person (other than employees of Contractor) employed or engaged by Contractor or any Person (other than Owner) directly or indirectly in privity with Contractor (including every sub-subcontractor of whatever tier) to perform any portion of the Work, whether the furnishing of labor, materials, equipment, services or otherwise.

“Subcontractor Protections” shall have the meaning assigned to it in Section 11.7.

“Substantial Completion Date” shall mean the date on which the Facility achieves Commercial Operation.

“Suppliers” shall mean a manufacturer, fabricator, supplier, distributor, materialman or vendor having a direct contract with Contractor or with any Subcontractor to furnish materials or equipment to be incorporated in the Work by Contractor or any Subcontractor.

“Taxes” means all taxes, assessments, customs, imposts, charges, tariffs, imposts, duties, fees, levies and other governmental charges effective or enacted (whether in the United States or elsewhere and including, without limitation, any of the foregoing related to the importation of any items into the United States) as of the date of this Agreement or thereafter, including, without limitation, income, franchise, capital stock, property tax, sales and use taxes, utility, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, fuel, excise, gross receipts, net worth, value-added and all other taxes of any kind and any charges, interest, additions to tax, penalties, or any other amounts imposed by any Governmental Authority, whether such amounts are normally included in the purchase price of an item or service, or are normally stated separately.

“Term” shall mean the duration of this Agreement, from the Effective Date until Final Completion.

“Testing Engineer” shall have the meaning set forth in Section 11.1.

“Traffic Control Plan” shall have the meaning set forth in Section 4.7.

“Uninsured Force Majeure” shall mean any event of Force Majeure, or portion thereof, not covered by the insurance required to be carried in connection with the Project.

“Utility” shall mean the utility that provides retail electric service in the geographic area encompassing the Site.

“Warranty Period” shall mean, with respect to any component, the applicable length of any warranties provided by the related Subcontractor.

“Work” shall mean all design, engineering, procurement, construction, erection, installation, interconnection, training, start-up and testing activities and services necessary to achieve a complete and operable Facility in accordance with the terms of this Agreement, to achieve Mechanical Completion, Substantial Completion, and Final Completion, and shall include all activities and services described in Schedule VII and in Section 3.1.

Schedule II

Insurance

[REDACTED: Confidential insurance requirements]

Schedule III

Acceptance Testing

[REDACTED: Confidential and commercially sensitive information regarding acceptance testing]

Schedule IV

Payment Milestone Schedule

[REDACTED: Confidential and commercially sensitive information regarding payment milestones]

Schedule V: Site Plans

[REDACTED: Confidential and commercially sensitive information regarding site plans]

Schedule VI

EPC Price

Total Contract Value (including purchase price payable under the MIPA):	$41,288,430
[REDACTED: Confidential and commercially sensitive information regarding the contract price allocation]

Schedule VII

The Scope of Work

[REDACTED: Confidential and commercially sensitive information regarding the scope of work]

Schedule VIII

Governmental Authorizations Obtained

National Grid CESIR Report SB13-1 obtained June 6, 2023

National Grid CESIR Report SB13-2 obtained June 6, 2023

National Grid CESIR Report SB14 obtained June 6, 2023

Town of Camillus Building Permit obtained June 15, 2023

Town of Camillus Planning Board Resolution obtained June 20, 2023, including letter from Town of Engineer incorporated by reference in this Resolution

City of Syracuse Three Mile Review Subdivision Approval

Onondaga County Planning Board Resolution obtained June 7, 2023

SCHEDULE IX

Initial Project Schedule

[REDACTED: Confidential and commercially sensitive information]

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